EXHIBIT 3
                                                                      ---------


                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
INTRODUCTION
--------------------------------------------------------------------------------

This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2007. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries.

Additional information about the Company, including its Annual Information Form, is available at WWW.SEDAR.COM.

This MD&A contains forward-looking statements. Please refer to the cautionary language on page 59.

The effective date of this MD&A is March 28, 2008.



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OVERVIEW
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                 IVANHOE MINES ANNOUNCES 2007 FINANCIAL RESULTS
                            AND REVIEW OF OPERATIONS

HIGHLIGHTS

   o A NEW NI 43-101 INITIAL RESOURCE ESTIMATE AT THE HERUGA DISCOVERY IN MONGOLIA HAS ADDED 13.4 MILLION OUNCES OF GOLD AND 8 BILLION POUNDS OF COPPER TO THE OYU TOLGOI PROJECT'S TOTAL INFERRED RESOURCES -- AND DRILLING IS CONTINUING TO EXPAND THE DISCOVERY.

   o OYU TOLGOI'S SHAFT NO.1 HAS REACHED ITS TOTAL DEPTH OF 1,385 METRES, ALLOWING COMMENCEMENT OF UNDERGROUND MINE DEVELOPMENT OF THE COPPER- AND GOLD-RICH HUGO DUMMETT NORTH DEPOSIT.

   o  THE OYU TOLGOI PROJECT IS AWAITING AN APPROVED  INVESTMENT  AGREEMENT WITH
      MONGOLIA  TO  BEGIN  FULL-SCALE   CONSTRUCTION.

   o IVANHOE'S 81%-OWNED SUBSIDIARY, SOUTHGOBI ENERGY RESOURCES, HAS RAISED $117.9 MILLION AND IS PREPARING TO OPEN ITS FIRST COAL MINE IN MONGOLIA.

   o IVANHOE AUSTRALIA HAS SIGNIFICANTLY EXPANDED ITS EXPLORATION PROGRAM, TARGETTING MAJOR COPPER, GOLD AND URANIUM DISCOVERIES IN NORTHWEST QUEENSLAND.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


   o IVANHOE IS ADVANCING DEVELOPMENT PLANS TO BRING THE BAKYRCHIK GOLD MINE IN KAZAKHSTAN INTO COMMERCIAL PRODUCTION.

   o  IVANHOE'S   42%-OWNED   SUBSIDIARY,   JINSHAN  GOLD  MINES,  HAS  STARTED
      PRODUCTION FROM ITS FIRST GOLD MINE IN CHINA WITH AN INITIAL TARGET OF 120,000 OUNCES PER YEAR.

   o  IVANHOE INCURRED $304 MILLION IN EXPLORATION EXPENSES IN 2007.

MONGOLIA

OYU TOLGOI COPPER-GOLD PROJECT

UNDERGROUND DEVELOPMENT PROGRAM ADVANCING AT HIGH-GRADE HUGO DUMMETT NORTH DEPOSIT IN PREPARATION FOR PRODUCTION

On January 27, 2008, the Oyu Tolgoi team  celebrated the completion of Shaft No.
1. The completed shaft is 6.7 metres in diameter, concrete lined, with a final depth of 1,385 metres. It is the deepest underground shaft in Mongolia. Lateral development activities on the 1,300-metre level have commenced, which will involve tunnelling into Oyu Tolgoi's Hugo Dummett North high-grade underground copper and gold deposit, facilitating access for exploration and initial production from the underground mine. The shaft eventually will help to ventilate the deep mine.

The Oyu Tolgoi site infrastructure was significantly expanded in 2007, including the construction of a centralized camp and the supply of power and other utilities. Site efforts also focused on the sinking of Shaft No. 1, completion of sub-surface works at Shaft No. 2 and the winterization of the camp.

Preliminary sub-surface work at Shaft No. 2 began in mid-2007 and, as planned, paused for winter in mid-December. Progress in 2007 included completing the concrete headframe to 14 metres below grade and extending the conveyor gallery and ventilation system. Shaft No. 2 is planned to be the initial, primary underground production and service shaft at Oyu Tolgoi.

At year end, engineering of the Oyu Tolgoi concentrator had reached 80% completion and site excavation work was approximately 25% complete. The focus for 2008 is to maintain procurement for the concentrator equipment.

Infrastructure engineering was completed or commenced on 27 different packages, including a diesel power station, operations water supply and a road to the border with China. The principal activities included engineering for the diesel power station, which will provide construction power to the project, and engineering on the Gunii Hooloi bore field, which will serve as a long-term water source for the mine. Engineering design is continuing in 2008 and implementation options will be assessed.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The design contract for a coal-fired power plant was awarded in 2007 and engineering is underway, with the first phase expected to be completed by May 2008. Operation of the power plant will support the concentrator schedule.

The Oyu Tolgoi Project posted an outstanding health and safety achievement, completing the entire year without a lost-time incident (LTI) at the site and extending the LTI-free period from December 18, 2006. Employees and contractors on site worked a total of 3.4 million hours during 2007.

OYU TOLGOI PROJECT AWAITING AN APPROVED INVESTMENT AGREEMENT TO BEGIN FULL-SCALE CONSTRUCTION

During the fourth quarter of 2007, members of the Mongolian National Parliament's Standing Committee on Economics visited large-scale, international mining operations to gather information about mining issues and approval processes that guide mine developments in other countries. The Committee had been given the responsibility to review and report to Parliament on the draft Investment Agreement for Oyu Tolgoi that had been negotiated by Ivanhoe Mines and its strategic partner, Rio Tinto, with the Government of Mongolia's Working Group in April 2007. Mines owned or operated by Rio Tinto were among those visited by the MPs.

While the Committee's travel and review was underway, the governing Mongolian People's Revolutionary Party (MPRP) voted to replace its leader, resulting in the installation of a new Prime Minister and formation of a new cabinet. The new Government assumed office on December 13, 2007. On the same day, new Prime Minister Sanjaa Bayar said that any review and evaluation of the draft Investment Agreement by the Government would be more reliable if the Government retained the services of an internationally recognized, independent financial organization to assist in concluding a "world standard" agreement for Oyu Tolgoi. He withdrew the draft Investment Agreement from Parliament to end what he said was a legislative stalemate -- and said that finalizing an agreement to permit the construction of Oyu Tolgoi to proceed was one of his Government's priorities before the national general election scheduled for June 29, 2008. (The MPRP currently holds a narrow majority in the Parliament, with 39 of 76 seats.)

The Government subsequently declared that it intended to make a series of revisions to Mongolia's Minerals Law before attempting to complete an agreement for Oyu Tolgoi. It now appears likely that proposed amendments to the Minerals Law will be discussed in the coming spring session of Parliament that is set to begin April 7, 2008.

Ivanhoe Mines is monitoring the deliberations of Parliament and actions by the Government of Mongolia, and is continuing to assess the implications for the Oyu Tolgoi development schedule. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Ivanhoe Mines, with the encouraging support of its Mongolian employees, suppliers and contractors, has expressed its concern to all Members of Parliament, the Government's Cabinet and the President about the potential adverse impacts on the cost of, and timing for, the Oyu Tolgoi Project that would result from any further delays in the parliamentary review and approval process. Without an approved Investment Agreement, further progress on the project remains uncertain.

NEW GOLD- AND MOLYBDENUM-RICH HERUGA DEPOSIT DISCOVERED BY IVANHOE ON THE JAVKHLANT CONCESSION OF THE ENTREE GOLD-IVANHOE MINES' JOINT-VENTURE PROPERTY ADJOINING THE SOUTHERN BOUNDARY OF OYU TOLGOI

Ivanhoe Mines completed approximately 64,000 metres of drilling on the Oyu Tolgoi Project during 2007. This included 37,500 metres specifically on the
Heruga Deposit, located within the Javkhlant concession of the Entree Gold-Ivanhoe Mines' earn-in joint-venture property adjoining the southern boundary of Oyu Tolgoi. Heruga remains open at both ends and, in part, on the southeastern side; ongoing drilling is expanding the mineralization.

In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. The deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum, for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Using a higher cut-off grade of 1% copper equivalent, Heruga contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totalling 2.6 billion pounds of copper and 6.4 million ounces of gold.

Thirty-four drill holes (including daughter holes) on nine sections spaced at 150-300-metre intervals, for a combined strike length of 1,800-metres, were used in the resource estimate. The deposit is open ended, with one rig currently drilling on the northern-most section of the deposit, 150 metres south of the Oyu Tolgoi boundary, in significant copper/gold mineralization.

Extending Heruga northward, the Induced Polarization (IP) data, which have been a good indicator for the mineralization, suggest that the mineralized block between the two Bor Tolgoi faults could extend an additional 500 metres northeast onto the 100% Ivanhoe Mines-owned Oyu Tolgoi mining licence. Of even greater interest, there are three northeast-trending, post-mineral fault structures that cut across the northern end of the deposit. Ultimately, the deposit may extend approximately four kilometres further north, to the southern end of the Southwest and South Oyu deposits, which abut a similar-aged, east-west fault referred to as the Solongo Fault. The IP shows a broad zone of increased chargeability along the four-kilometre trend.

The discovery of this new deposit attests to the potential of the remaining Ivanhoe Mines land area along the Oyu Tolgoi mineralized trend that has yet to be explored by deep drilling.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The Oyu Tolgoi structural trend, as currently defined, now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entree/Ivanhoe Mines agreement area to the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the Ulaan Khud, or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit.

In March 2008, Ivanhoe Mines advised Entree Gold that it had incurred in excess of $27.5 million in exploration expenditures on the Entree Gold-Ivanhoe Mines JV agreement areas and therefore has earned a 60% interest in all minerals -- including the Heruga Deposit -- on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of $35 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

Ivanhoe Mines directly held approximately 14.8% of the issued and outstanding share capital of Entree, in addition to the earn-in rights, at December 31, 2007.


MONGOLIA

COAL PROJECTS

SOUTHGOBI ENERGY RESOURCES (80.5% OWNED)

1. SOUTHGOBI ENERGY PREPARING TO BEGIN OPEN-PIT COAL MINING AT ITS OVOOT TOLGOI MINE IN MONGOLIA

SouthGobi Energy Resources Ltd. (SouthGobi) expects to begin mining at its Ovoot Tolgoi Coal Project in southern Mongolia in Q2'08. The first shipments of coal to markets in China are expected during Q3'08.

SouthGobi has taken delivery of a fleet of surface-mining equipment for the Ovoot Tolgoi Project. The equipment, valued at approximately $16 million, is being used for pre-development activities and will be used for mining at the open pit once operations commence.

On September 11, 2007, SouthGobi received official notification from the Government of Mongolia that it had been granted a mining licence for its open-pit coal mine at Ovoot Tolgoi, which is approximately 950 kilometres south-west of Ulaanbaatar and within 45 kilometres of the border with China. The mining licence for Ovoot Tolgoi covers an area of 9,308 hectares encompassing the West and Southeast pits, as well as the airport. A 30-year Mining Licence Certificate, dated September 20, 2007, was received on October 1, 2007. SouthGobi is expecting to receive the Permit to Mine in Q2'08.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Capital costs to start production at Ovoot Tolgoi are estimated at approximately C$45 million. The engineering and design for a permanent camp, maintenance facilities and offices has been completed and construction is expected to start in Q2'08.

2. INITIAL RESOURCE ESTIMATE FOR SOUTHGOBI'S TSAGAAN TOLGOI COAL PROJECT IDENTIFIES A POTENTIAL SOURCE OF COAL FOR A COAL-FIRED POWER PLANT AT OYU TOLGOI

In February 2008, SouthGobi announced that it had received an initial, independent National Instrument (NI) 43-101-compliant resource estimate for its Tsagaan Tolgoi coal project in southern Mongolia. The project contains initial measured plus indicated coal resources of 36.4 million tonnes, with an additional inferred coal resource of approximately nine million tonnes.

The exploration work supporting the Tsagaan Tolgoi resource estimate has successfully achieved its limited objective of identifying coal resources of sufficient quality and quantity (approximately 25 million tonnes) to support power generation for the Oyu Tolgoi Project, 115 kilometres to the east. Further exploration is planned in 2008.

SOUTHGOBI  ENERGY CLOSES EQUITY  FINANCINGS  THAT HAVE RAISED C$117.9 MILLION IN
2008

SouthGobi has completed three private equity financings in 2008 to raise a total of C$117.9 million. The proceeds from these offerings will be used to finance initial development of an open-pit coal mine at the Ovoot Tolgoi coal project and to finance additional drilling and engineering focused on developing a potential underground coal mine at Ovoot Tolgoi. Proceeds also will be used to explore and develop SouthGobi's other coal and mineral projects, to identify and investigate new projects and for general corporate and administrative purposes.

Concurrent with the closing of the first and second placements, Ivanhoe Mines converted its 25.6 million preferred shares and convertible debt into common shares of SouthGobi. Ivanhoe Mines currently owns approximately 80.5% of SouthGobi's issued and outstanding share capital.


CHINA

1. IVANHOE MINES

EXPLORATION RESUMED IN NORTHERN CHINA, FOCUSING ON HIGH-QUALITY PROJECTS FOR ACQUISITION

Reconnaissance field exploration re-commenced in March 2007, focused on the western Gobi region of China's Inner Mongolia Autonomous Region and surrounding provinces, and continued until the end of the fourth quarter. The program consisted of the field geological assessment of more than 50 licenced

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


intrusive-related and breccia-hosted gold, silver and copper deposits, and involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties.

The aim of the program has been to identify high-quality, semi-advanced projects for acquisition through joint-venture formation with, or direct purchase from, the existing licence holders.

2. JINSHAN GOLD MINES (42.0% OWNED)

GOLD PRODUCTION COMMENCED IN 2007 AT CSH 217 MINE

In July 2007, Jinshan Gold Mines (Jinshan) announced the pouring of the first 500-ounce gold dore bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of pre-commercial production at the mine.

Gold production totalled 29,900 ounces from the start-up on July 31, 2007, to the end of February 2008. During this period, gold sales totalled $22.3 million, at an average, unhedged price of $798 per ounce. The mine is operating at approximately 50% of its design capacity, with leaching slowed during start-up and through the first winter of operation.


AUSTRALIA

CLONCURRY IOCG PROJECT EXPANDING EXPLORATION

In 2007, Ivanhoe Mines spent $22.1 million on the Cloncurry Project (compared to $2.2 million in 2006), having steadily increased exploration efforts at the Cloncurry Project during the year. Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.

Styles of mineralization on the Cloncurry Project include iron-oxide-copper-gold
(IOCG) at Mt. Elliott; IOCG mineralization with associated uranium at Amethyst Castle; and copper hosted in shales and siltstones at Mt Dore. Results, particularly at Mt. Dore and Mt. Elliott, are very encouraging. Recent drilling has indicated that mineralization at the Swan and Swell zones, and the previously mined Mt. Elliott and Corbould zones, are all part of the same mineralized system now referred to as the Mt. Elliott system.

THE MT. DORE PROJECT

Mt. Dore is the most advanced project on the property and provides the earliest opportunity for copper production. Significant non-NI 43-101-compliant mineral resources have been previously declared at the prospect and vertical infill drilling to re-establish a valid NI 43-101-compliant resource commenced in Q3'07. This drilling program initially was planned to comprise 19 holes, but in

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Q4'07 was extended to 27 holes totalling 9,750 metres. A total of 4,290 metres (11 holes) was completed by the end of 2007.

Secondary copper within this system is hosted within east-dipping shales and siltstones overlain by granites. The sediments are locally brecciated. Copper is mostly in the form of chalcocite and chrysocolla. The zone of mineralization (defined using a 0.25% copper cut-off) has a strike length of at least 600 metres and dips to the east at approximately 40(0). The central part of the mineralized zone is thicker, wider and defined for at least 400 metres down-dip. The mineralized zone at surface in the central part is generally from 25 to 50 metres thick, thickening to more than 100 metres at depth. Mineralization remains open along strike and at depth.

THE MT. ELLIOTT PROJECT

A total of 67 diamond drill-holes, totalling 59,029 metres, were completed on the Mt. Elliott IOCG project in 2007. Drilling in Q1'07 focused on extending the mineralization at the Swan Zone. By Q2'07, there were six rigs at Mt. Elliott; work during this quarter included testing the Swell Zone with a view to establishing its relationships to the Swan and Elliott zones. There currently are four rigs on site.

Extensive modelling of the Mt. Elliott drill data was carried out in Q4'07, constructing shells using 0.25%, 0.5%, 1% and 2% copper-equivalent cut-offs.
This work indicated that the Swell Zone is a relatively planar, northwest-striking zone that dips steeply to the northeast. It is sub-parallel to, and located immediately southwest of, the Mt. Elliott Zone. The Swan Zone, west of Swell and about 750 metres west of the Mt. Elliott Zone, is flat-lying at surface and dips steeply to the north. The deeper, steeply-dipping section of the Swan Zone is northwest of, and along the projected strike of, the Swell Zone. Swell remains open to the southeast, while the steep-dipping Swan Zone remains open to the northwest. Both zones are open at depth. Drilling at the Swan Zone has indicated that the system extends to at least 1,200 metres below surface. The Mt. Elliott system has a strike of at least 1.3 kilometres and covers an area of more than one square kilometre.

In October 2007, Ivanhoe Mines announced the discovery of a significant high-grade (above 2% copper-equivalent cut-off) zone of copper and gold mineralization on the western margin of the Swan Zone. More recent drilling and modelling indicates the Swan high-grade zone (SHGZ) is an L-shaped feature comprising an eastern, upper vertical zone connected to a larger, flat-lying section of the high-grade zone. The flat-lying section of the SHGZ is more than 300 metres long (from west to east), 40 metres high in the central part and up to 70 metres across (north to south). The top of the flat-lying section is located at about 550 metres below surface.

The tenor and thickness of the high-grade mineralization at Swan appears to be superior to that previously mined at the former Mt. Elliott Mine and there is potential for further large, high-grade mineralized zones in and around the Mt. Elliott system. Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the SHGZ to expand the size and to better understand the structural controls of the mineralization. A pattern of infill vertical drilling to achieve a mineral resource on this zone is underway as a priority undertaking and will be completed in 2008.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


KAZAKHSTAN

PROGRESS ON LARGE-SCALE ROTARY-KILN TECHNOLOGY DEMONSTRATION PLANT AT BAKYRCHIK GOLD PROJECT

Ivanhoe Mines, which acquired a majority interest in the Bakyrchik Gold Project in Kazakhstan in 1996, has reached agreement with Kazakh partners, subject to government approval, to acquire additional gold assets in Kazakhstan and advance the mine to full-scale production. Ivanhoe Mines is continuing to assess financing alternatives for the Bakyrchik Project.

Construction of a rotary-kiln technology demonstration plant began in 2007 and is scheduled for completion early in Q3'08. The demonstration plant will be capable of processing 100,000 tonnes of ore per annum, using a 40-metre-long rotary-kiln to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters.

Construction of the plant currently involves seven major on-site contractors and 10 off-site equipment fabricators. Construction activities have commenced on all major areas and infrastructure. Most purchase orders for the major mechanical equipment have been placed. It is expected that the demonstration plant will be completed at the end of Q2'08, with commissioning commencing in Q3'08. This is due largely to the competition for contracting resources in Kazakhstan, which reflects strong economic growth and high levels of construction activity. The work plan was revised and submitted to the Ministry of Energy and Mineral Resources in December for approval; the plan requested an additional year to achieve the goal of a 900,000-tonne-per-annum industrial plant.

Discussions were initiated with a contractor that specializes in underground mining. It is expected that the discussions will continue to analyze the most cost-effective and efficient way to commence mining activities in 2008.


FINANCIAL RESULTS

Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines' operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


In 2007, Ivanhoe Mines recorded a net loss of $457.7 million (or $1.22 per share), compared to a net loss of $198.7 million (or $0.59 per share) in 2006, representing a $259.0 million increase. Included in the 2007 net loss is $304.0 million in exploration expenses, an increase of $91.0 million over 2006. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the year also were affected by a $134.3 million write-down of an investment held for sale, a $24.5 million write-down of asset-backed commercial paper, offset by an $11.5 million increase in foreign exchange gains and a $12.3 million increase in income from discontinued operations.

At December 31, 2007, consolidated working capital was $65.7 million, including cash of $145.7 million, compared with working capital of $364.7 million and cash of $363.6 million at December 31, 2006.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
INDEX
--------------------------------------------------------------------------------

The MD&A is comprised of the following sections:

   1.  Selected Annual Financial Information

   2.  Review of Operations

       A. Exploration Activities

       B. Investment Held for Sale

       C. Discontinued Operations

       D. Administrative and Other

   3.  Selected Quarterly Data

   4.  Fourth Quarter

   5.  Liquidity and Capital Resources

   6.  Share Capital

   7.  Outlook

   8.  Off-Balance-Sheet Arrangements

   9.  Contractual Obligations

   10. Changes in Accounting Policies

   11. Critical Accounting Estimates

   12. Recent Accounting Pronouncements

   13. Risks and Uncertainties

   14. Related-Party Transactions

   15. Disclosure Controls and Procedures

   16. Management's Report on Internal Control over Financial Reporting

   17. Qualified Persons

   18. Oversight Role of the Audit Committee

   19. Cautionary Statements

   20. Forward-Looking Statements

   21. Management's Report to Shareholders

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
SELECTED ANNUAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------

This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

($ in millions of U.S. dollars, except per share information)

                                                                         Years ended December 31,
                                                                   2007           2006            2005
===========================================================================================================

Exploration expenses                                               $ (304.0)      $ (213.0)       $ (133.3)
General and administrative                                            (27.1)         (28.2)          (17.7)
Foreign exchange gains                                                 11.9            0.4             7.8
Share of income from investment held for sale                           0.4           18.5            23.0
Write-down of carrying value of investment held for sale             (134.3)           0.0             0.0
Write-down of carrying value of other long-term investments           (24.5)           0.0             0.0

Net loss from continuing operations                                $ (489.6)      $ (218.3)       $ (125.7)
Net income from discontinued operations                                31.9           19.6            35.9
-----------------------------------------------------------------------------------------------------------
Net loss                                                           $ (457.7)      $ (198.7)        $ (89.8)
-----------------------------------------------------------------------------------------------------------

Net loss per share from continuing operations                       $ (1.31)       $ (0.65)        $ (0.41)
Net income per share from discontinued operations                    $ 0.09         $ 0.06          $ 0.12
===========================================================================================================
Net loss per share                                                  $ (1.22)       $ (0.59)        $ (0.29)
===========================================================================================================

===========================================================================================================
Total assets                                                        $ 530.2        $ 703.2         $ 396.8
===========================================================================================================

===========================================================================================================
Total long-term financial liabilities                               $ 142.9          $ 5.1           $ 5.1
===========================================================================================================

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


-------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

Ivanhoe Mines is an international mining company with operations focussed in Central Asia and the Asia Pacific region. Ivanhoe Mines' core assets are its Oyu Tolgoi Copper and Gold Project in southern Mongolia, its Cloncurry Iron-Oxide-Copper-Gold Project in Queensland, Australia and its Bakyrchik Gold Project in Kazakhstan. Ivanhoe Mines also owns 80.5% of SouthGobi. SouthGobi is developing the Ovoot Tolgoi Coal Project in southern Mongolia.

Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines' operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.

In 2007, Ivanhoe Mines recorded a net loss of $457.7 million (or $1.22 per share), compared to a net loss of $198.7 million (or $0.59 per share) in 2006, representing a $259.0 million increase. Included in the 2007 net loss is $304.0 million in exploration expenses, an increase of $91.0 million over 2006. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the year also were affected by a $134.3 million write-down of investment held for sale, a $24.5 million write-down of asset backed commercial paper offset by an $11.5 million increase in foreign exchange gains and a $12.3 million increase in income from discontinued operations.

A.   EXPLORATION ACTIVITIES

Summary of exploration expenditures by location:

                                              Years ended December 31,
                                           2007          2006         2005
=============================================================================
Exploration expense ($ in millions)        $ 304.0      $ 213.0      $ 133.3

Percentage allocation
  Mongolia                                   90.5%        93.1%        92.0%
  Australia                                   7.3%         1.0%         1.1%
  China                                       0.3%         4.3%         3.3%
  Indonesia                                   1.2%         0.4%         0.0%
  Philippines                                 0.3%         0.3%         0.0%
  Bulgaria                                    0.0%         0.3%         1.8%
  Other                                       0.4%         0.6%         1.8%
=============================================================================
                                            100.0%       100.0%       100.0%
=============================================================================

In 2007, Ivanhoe Mines expensed $304.0 million in exploration and development activities, compared to $213.0 million in 2006. In 2007, Ivanhoe Mines exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $304.0 million was spent

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


on the Mongolian projects ($274.9 million) as well a significant amount at Cloncurry ($22.1 million).


MONGOLIA

Exploration expense for Mongolia in 2007 consisted of the following exploration and development costs:

MONGOLIA EXPLORATION EXPENSES

                                                       2007           % of Total     2006        % of Total
===========================================================================================================
($ in million's)

Oyu Tolgoi
   Concentrator and Infrastructure Engineering          $   64.0             23.3%   $   28.9         14.6%
   Site Construction                                        80.7             29.4%       53.2         26.8%
   Shaft No. 1 Sinking                                      44.1             16.0%       35.5         17.9%
   Exploration                                              14.7              5.3%       14.2          7.2%
   Owner's Costs (a)                                        42.0             15.3%       44.0         22.2%
                                                        --------                     --------
                                                           245.5                        175.8
Coal Division (a)                                           14.8              5.4%       10.1          5.1%
Other Mongolia Exploration (including SouthGobi) (a)        14.6              5.3%       12.3          6.2%
-----------------------------------------------------------------------------------------------------------
                                                        $  274.9            100.0%   $  198.2        100.0%
===========================================================================================================

(a) Includes non-cash stock-based compensation.

Exploration and development expenditures capitalized in 2007 totalled $127.1 million, compared to $34.3 million in 2006. During 2007, the $127.1 million capitalized related mainly to $112.5 million spent at Oyu Tolgoi for surface infrastructure for Shaft No. 1 and No. 2, camp construction costs and payments for long-lead time equipment items such as the concentrator.

OYU TOLGOI COPPER-GOLD PROJECT

The Oyu Tolgoi Project consists of two groups of deposits -- the Southern Oyu Deposits and the Hugo Dummett Deposits -- that are contained within an aggregate area of approximately 6.3 kilometres north-south by 3.0 kilometres east-west.

OYU TOLGOI PROJECT AWAITING AN APPROVED INVESTMENT AGREEMENT TO BEGIN FULL-SCALE CONSTRUCTION

On April 10, 2007, after several months of negotiations, Ivanhoe Mines and its strategic partner, Rio Tinto, announced that they had reached agreement in

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


principle with the Government of Mongolia's Working Group on a draft Investment Agreement designed to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project.

Following a Cabinet review in June 2007, the draft Investment Agreement was approved for presentation to Mongolia's State Great Hural (Parliament) and distributed within Parliament in July 2007. Consideration and approval by the Parliament of the draft Investment Agreement had been expected to be the final step in the process of reaching an agreement in accordance with the revised Minerals Law enacted by Parliament in 2006.

The Parliament's Standing Committee on Economics discussed the draft Investment Agreement on August 6 and 7, 2007. Although Parliament extended its spring session into August and September, the draft Investment Agreement was not formally discussed in Parliament prior to the adjournment of the session in September 2007.

During the fourth quarter of 2007, members of the Committee visited large-scale, international mining operations to gather information about mining issues and approval processes that guide mine developments in other countries. The Committee had been given the responsibility to review and report to Parliament on the draft Investment Agreement. Mines owned or operated by Rio Tinto were among those visited by the MPs.

While the Committee's travel and review was underway, the governing Mongolian People's Revolutionary Party (MPRP) voted to replace its leader, resulting in the installation of a new Prime Minister and formation of a new cabinet. The new Government assumed office on December 13, 2007. On the same day, new Prime Minister Sanjaa Bayar said that any review and evaluation of the draft Investment Agreement by the Government would be more reliable if the Government retained the services of an internationally recognized, independent financial organization to assist in concluding a "world standard" agreement for Oyu Tolgoi. He withdrew the draft Investment Agreement from Parliament to end what he said was a legislative stalemate -- and said that finalizing an agreement to permit the construction of Oyu Tolgoi to proceed was one of his Government's priorities before the national general election scheduled for June 29, 2008. (The MPRP currently holds a narrow majority in the Parliament, with 39 of 76 seats.)

The Government subsequently declared that it intended to make a series of revisions to Mongolia's Minerals Law before attempting to complete an agreement for Oyu Tolgoi. It now appears likely that proposed amendments to the Minerals Law will be discussed in the coming spring session of Parliament that is set to begin April 7, 2008.

Ivanhoe Mines is monitoring the deliberations of Parliament and actions by the Government of Mongolia, and is continuing to assess the implications for the Oyu Tolgoi development schedule. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Ivanhoe Mines, with the encouraging support of its Mongolian employees, suppliers and contractors, has expressed its concern to all Members of Parliament, the Government's Cabinet and the President about the potential adverse impacts on the cost of, and timing for, the Oyu Tolgoi Project that would result from any further delays in the parliamentary review and approval process. Without an approved Investment Agreement, further progress on the project remains uncertain.

UNDERGROUND DEVELOPMENT PROGRAM ADVANCING AT HIGH-GRADE HUGO DUMMETT NORTH DEPOSIT IN PREPARATION FOR PRODUCTION

On January 27, 2008, the Oyu Tolgoi team  celebrated the completion of Shaft No.
1. The completed shaft is 6.7 metres in diameter, concrete lined, with a final depth of 1,385 metres. It is the deepest underground shaft in Mongolia. Lateral development activities on the 1,300-metre level have commenced, which will involve tunnelling into Oyu Tolgoi's Hugo Dummett North high-grade underground copper and gold deposit, facilitating access for exploration and initial production from the underground mine. The shaft eventually will help to ventilate the deep mine.

The Oyu Tolgoi site infrastructure was significantly expanded in 2007, including the construction of a centralized camp and the supply of power and other utilities. Site efforts also focused on the sinking of Shaft No. 1, completion of sub-surface works at Shaft No. 2 and the winterization of the camp.

Preliminary sub-surface work at Shaft No. 2 began in mid-2007 and, as planned, paused for winter in mid-December. Progress in 2007 included completing the concrete headframe to 14 metres below grade and extending the conveyor gallery and ventilation system. Shaft No. 2 is planned to be the initial, primary underground production and service shaft at Oyu Tolgoi.

At year end, engineering of the Oyu Tolgoi concentrator had reached 80% completion and site excavation work was approximately 25% complete. The focus for 2008 is to maintain procurement for the concentrator equipment.

The camp facilities at Oyu Tolgoi have been increased throughout 2007. The main camp is fully integrated to a centralized power, communication, water, and sewage system. Long term generator power, multiple water wells, and a sewage treatment plant create a viable camp suited to the Gobi's harsh conditions. Additional underground utilities have been installed to support future expansion of the camp to support full construction. The total installed capacity of the three camps stands at 2,500 beds.

Infrastructure engineering was completed or commenced on 27 different packages, including a diesel power station, operations water supply and a road to the border with China. The principal activities included engineering for the diesel power station, which will provide construction power to the project, and engineering on the Gunii Hooloi bore field, which will serve as a long-term water source for the mine. Engineering design is continuing in 2008 and implementation options will be assessed.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The design for a coal-fired power plant was awarded in 2007 and engineering is underway, with the first phase expected to be completed by May 2008. Operation of the power plant will support the concentrator schedule.

The Oyu Tolgoi Project posted an outstanding health and safety achievement, completing the entire year without a lost-time incident (LTI) at the site and extending the LTI-free period from December 18, 2006. Employees and contractors on site worked a total of 3.4 million hours during 2007.

OYU TOLGOI STRATEGIC PLANNING ADVANCES

Ivanhoe Mines has continued to improve the overall strategy for the development of Oyu Tolgoi and has advanced the level of engineering and procurement for the Project.

An updated Integrated Development Plan (2008 IDP) is nearing completion, which will address all known factors affecting the project. The updated IDP will be finalized and released after an acceptable Investment Agreement has been negotiated with the Government of Mongolia and approved by all parties -- including the Ivanhoe Mines Board of Directors. The unprecedented global minerals boom, with its attendant record-high market prices, has produced escalating capital-cost pressures on planned mining projects around the world. The 2008 IDP will take these developments into account and introduce compensating initiatives that would lead to higher overall life-of-mine production at Oyu Tolgoi, with more metal being produced earlier in the mine's life than was envisioned in the 2005 IDP. The 2008 IDP also will advance the level of the accuracy of related studies to a bankable stage.

The main changes from the 2005 IDP are expected to be:

   o Increasing mill throughput to a nominal 100,000 tpd from the original 85,000 tpd outlined in the 2005 IDP.

   o The construction of a 3-x-150 MW coal fired power station in Mongolia for the project. The 2005 IDP envisioned that power could be imported from China's Inner Mongolian power grid at an expected price of $0.0426 c/kWh. The current plan sees a power plant constructed at the site delivering power at a long term average of $0.0233 c/kWh.

   o  Optimisation   of  underground   production  to  prioritize   higher-grade
      material.

   o Updating of all major capital and operating estimates to reflect scope changes and escalation.

   o A review of all economic drivers, including metal prices, recoveries, selling assumptions etc.

   o  The impact of changes in Mongolian laws.

   o The conclusion of an Investment Agreement similar to the draft agreement that was negotiated with a government-appointed working group in 2007.

Work has been prepared assuming that Ivanhoe Mines will continue to retain equipment previously purchased and that Ivanhoe Mines will purchase other long-lead-time equipment as noted in the development plan. This assumption

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


depends on a tentative commitment with Rio Tinto regarding the funding of equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an Investment Agreement.

In the event that an agreement is not reached with Rio Tinto, Ivanhoe Mines will assess whether it is able to acquire and maintain existing equipment purchases without Rio Tinto's support. Should Ivanhoe Mines be unable to, or decide not to, acquire or continue to hold long-lead-time equipment that has been purchased or committed to, the draft 2008 IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi project economics.

NEW GOLD-AND MOLYBDENUM-RICH COPPER HERUGA DEPOSIT DISCOVERED ON THE JAVKHLANT CONCESSION OF THE ENTREE GOLD-IVANHOE MINES' JOINT-VENTURE PROPERTY ADJOINING THE SOUTHERN BOUNDARY OF OYU TOLGOI

Ivanhoe Mines completed approximately 64,000 metres of drilling on the Oyu Tolgoi Project during 2007. This included 37,500 metres specifically on the
Heruga Deposit, located within the Javkhlant concession of the Entree Gold-Ivanhoe Mines' earn-in joint-venture property adjoining the southern boundary of Oyu Tolgoi. Heruga remains open at both ends and, in part, on the southeastern side; ongoing drilling is expanding the mineralization.

In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. The deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Using a higher cut-off grade of 1% copper equivalent, Heruga contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totalling 2.6 billion pounds of copper and 6.4 million ounces of gold.

Thirty-four drill holes (including daughter holes) on nine sections spaced at 150-300-metre intervals, for a combined strike length of 1,800-metres, were used in the resource estimate. The deposit is open ended, with one rig currently drilling on the northern-most section of the deposit, 150 metres south of the Oyu Tolgoi boundary, in significant copper/gold mineralization.

The Oyu Tolgoi structural trend, as currently defined, now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entree/Ivanhoe Mines agreement area to the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the Ulaan Khud, or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The total Oyu Tolgoi Project resources, including those contained on the adjoining Shivee Tolgoi and Javkhlant properties, are as follows:

TOTAL OYU TOLGOI PROJECT  RESOURCES  MARCH  2008(1)(2)
(BASED ON A 0.60% COPPER EQUIVALENT CUT-OFF)(3)

------------------------------------------------------------------------------------------------------------------------
RESOURCE                           CU         AU        MO       CUEQ(4)       |                                       |
CATEGORY           TONNES          (%)      (G/T)     (PPM)       (%)          |            CONTAINED METAL(5)         |
------------------------------------------------------------------------------------------------------------------------
                                                                                  CU        |       AU     |     CUEQ(4)
                                                                                 (`000 LBS) |    (OUNCES)  |  (`000 LBS)
------------------------------------------------------------------------------------------------------------------------
 Measured          101,590,000      0.64      1.10       -         1.34           1,430,000      3,590,000     3,000,000
 Indicated       1,285,840,000      1.38      0.42       -         1.65          39,120,000     17,360,000    46,770,000
------------------------------------------------------------------------------------------------------------------------
 Measured +      1,387,430,000      1.33      0.47       -         1.63          40,680,000     20,970,000    49,860,000
 Indicated
------------------------------------------------------------------------------------------------------------------------
 Inferred        2,157,130,000      0.80      0.35       50        1.05          38,230,000     24,220,000    50,050,000
------------------------------------------------------------------------------------------------------------------------

Notes:
     (1) Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
     (2) This table includes estimated resources on Entree Gold's Hugo North Extension Deposit and the Heruga Deposit. These Properties are owned by Entree Gold but are subject to earn-in rights by Ivanhoe Mines. The estimate includes indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 855,500,000 tonnes grading 0.53% copper and 0.52 g/t gold and a 142ppm molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga deposits.
     (3) The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.
     (4) CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recoveries would be 91% and copper recovery would be 72%.
     (5) The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.

The current inferred resource estimate is based on a wide-spaced pattern that Ivanhoe Mines believes has not fully delineated the higher-grade gold-rich core. This may allow for a significant increase in gold-rich resources as infill drilling is undertaken.

On the southeast side of Heruga, hole EJD0026 was drilled 400 metres east of the defined mineral resource to test for a possible Hugo North-like zone that might have existed along the eastern margin of the deposit. While the hole did not


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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


intersect high-grade mineralization, it did encounter 300 metres grading 0.51 g/t gold, 0.33% copper and 102 ppm molybdenum, starting at 1,484 metres down hole. This included 104 metres at the top of the intersection grading 0.55 g/t gold, 0.56% copper and 233 ppm molybdenum, followed by 26 metres of dyke and 18 metres grading 1.24 g/t gold, 0.56% copper and 112 ppm molybdenum. The overall zone lies down dip, beyond the projection of the resource block model and, as a stand-alone intersection, was not included in this resource estimate. Infill drilling, which confirms grade continuity between the intersection and the resource block model, may significantly expand the inferred resource base in this area.

The deposit is open at both ends and, in part, on the southeastern side. EJD0028, which is drilling on the northern-most section, 4759500N, has intersected 24 metres starting at 1,118 metres down hole, grading 0.42 g/t gold, 0.71% copper and 306 ppm molybdenum. The remaining assays for the hole are pending; however, similar moderate-to-strong copper mineralization is reported in the hole to a depth of 1,550 metres. The hole is 200 metres east of EJD0025, which was included in the resource estimate, and had an intersection of 144 metres starting at 996 metres that averaged 0.20 g/t gold, 0.58% copper and 130 ppm molybdenum, followed by 20 metres of barren dyke and 54 metres of 0.15 g/t gold, 0.56% copper and 232 ppm molybdenum. The West Bor Tolgoi fault, which defines the western limit of the currently defined deposit, was intersected at the base of the 52-metre interval. The East Bor Tolgoi fault, which defines the eastern limit of the deposit on its northern end, is projected approximately 300 metres further east of the top of the EJD0028 interval reported above.

Extending Heruga northward, the IP data, which have been a good indicator for the mineralization, suggest that the mineralized block between the two Bor Tolgoi faults could extend an additional 500 metres northeast onto the 100% Ivanhoe Mines owned Oyu Tolgoi mining license. Of even greater interest, there are three northeast-trending, post-mineral fault structures that cut across the northern end of the deposit. Ultimately, the deposit may extend approximately four kilometres further north, to the southern end of the Southwest and South Oyu deposits, which abut a similar-aged, east-west fault referred to as the Solongo Fault. The IP shows a broad zone of increased chargeability along the four-kilometre trend.

In March 2008, Ivanhoe Mines advised Entree Gold that it had incurred in excess of $27.5 million in exploration expenditures on the Entree Gold-Ivanhoe Mines JV agreement areas and therefore has earned a 60% interest in all minerals -- including the Heruga Deposit -- on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of $35 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

Ivanhoe Mines directly held approximately 14.8% of the issued and outstanding share capital of Entree Gold, in addition to the earn-in rights, at December 31, 2007.

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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


RIO TINTO PROVIDES $350 MILLION CONVERTIBLE CREDIT FACILITY TO IVANHOE MINES

In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150 million. In January 2008, Ivanhoe Mines drew down an additional $100 million from the facility.

The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and will mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into up to 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.

Assuming the completion of the second tranche equity investment contemplated by the October 2006 Private Placement Agreement, if Rio Tinto were to fully convert the maximum amount available for conversion under the credit facility and exercise all of its share purchase warrants, it would hold approximately 256.2 million common shares of Ivanhoe Mines representing 42.1% of Ivanhoe Mines' then outstanding common shares on a fully diluted basis (43.1% undiluted).

Ivanhoe Mines and Rio Tinto also agreed to amend certain terms of the October 2006 Private Placement Agreement. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto's maximum permitted shareholding in Ivanhoe Mines has been increased to 46.65% from 40%.

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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


MONGOLIA

COAL PROJECTS

SOUTHGOBI ENERGY RESOURCES (80.5% OWNED)

SOUTHGOBI ENERGY PREPARING TO BEGIN OPEN-PIT COAL MINING AT ITS OVOOT TOLGOI MINE IN MONGOLIA

SouthGobi expects to begin mining at its Ovoot Tolgoi Coal Project in southern Mongolia in Q2'08. The first shipments of coal to markets in China are expected during Q3'08.

SouthGobi has taken delivery of a fleet of surface-mining equipment for the Ovoot Tolgoi Project. The equipment, valued at approximately $16 million, is being used for pre-development activities and will be used for mining at the open pit once operations commence.

On September 11, 2007, SouthGobi received official notification from the Government of Mongolia that it had been granted a mining license for its open-pit coal mine at Ovoot Tolgoi, which is approximately 950 kilometres south-west of the Ulaanbaatar and within 45 kilometres of the border with China. The mining licence for Ovoot Tolgoi covers an area of 9,308 hectares encompassing the West and Southeast pits, as well as the airport. A 30-year Mining Licence Certificate, dated September 20, 2007, was received on October 1, 2007. SouthGobi is expecting to receive the Permit to Mine in Q2'08.

Capital costs to start production at Ovoot Tolgoi are estimated at approximately C$45 million. The engineering and design for a permanent camp, maintenance facilities and offices has been completed and construction is expected to start in Q2'08.

Regularly scheduled flights to Ovoot Tolgoi's airport from Ulaanbaatar commenced in December 2007. The flights allow for crew rotation and replenishing supplies.

A new Ovoot Tolgoi Technical Report, dated June 21, 2007 entitled "Technical Report - Coal Geology and Resources - Ovoot Tolgoi Property - Omnogovi Aimag, Mongolia", containing the latest resource estimate is now available on SEDAR (www.sedar.com) and SouthGobi's website (www.southgobi.com).

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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


OVOOT TOLGOI UPDATED IN-PLACE COAL RESOURCES SUMMARY(1)

---------------------------------|---------------------------------------------|
       AREA       |   ASTM       |              IN-PLACE RESOURCES (TONNES)    |
                  |   GROUP      |-------------|-----------------|-------------|
                  |              |  MEASURED   |      INDICATED  |   INFERRED  |
-------------------------------------------------------------------------------
 South-East Field | hvB to hvA   | 49,752,000  |    15,987,000   |  6,502,000
-------------------------------------------------------------------------------
    West Field    | hvB to hvA   | 55,144,000  |    28,698,000   | 22,601,000
-------------------------------------------------------------------------------
       TOTAL      |              |          149,580,000          | 29,103,000
--------------------------------------------------------------------------------

1. Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

OVOOT TOLGOI UNDERGROUND PROJECT -- THICK SEAMS OF COKING AND SEMI-SOFT COALS IDENTIFIED AT DEPTH PROVIDE POTENTIAL FOR THE DEVELOPMENT OF AN UNDERGROUND MINING OPERATION

Preliminary-level studies to determine the potential for underground mining of the Ovoot Tolgoi No. 5 Seam were prepared in 2007. These studies addressed the selection of an underground mining method, economics, and the geological, geotechnical, methane, hydrological, and coal-quality data required to evaluate development of detailed mine planning of the No. 5 Seam resources at intercept depths of between 250 and 650 metres. Two potential underground areas were identified. Both areas, the West Field and the Southeast Field, are contained within SouthGobi's existing mine license. The potential underground mine areas are adjacent to the proposed surface mine for the No. 5 Seam in the Southeast and West fields where drilling information was prevalent.

Very encouraging initial geologic and analytical results from the 2007 deep-drilling exploration program were announced for the Ovoot Tolgoi underground coal project. The 2007 drill results identified direct-shipping coking and semi-soft coals at depth, beneath the lower boundaries of the planned open pits at the Southeast and West fields. The intent of the 2007 drilling program was to further delineate the structure, quantity and quality of the coal at depth.

For 2008, SouthGobi has scheduled an extensive drill program for the West Area of the underground deposit. The drilling planned for 2008 will be aimed at delineating additional surface resources and providing the basis for an initial NI 43-101-compliant resource estimate of the underground coal resource and the potential for the development of an underground mining operation at Ovoot Tolgoi.

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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


INITIAL RESOURCE ESTIMATE FOR SOUTHGOBI'S TSAGAAN TOLGOI COAL PROJECT IDENTIFIES A POTENTIAL SOURCE OF COAL FOR A COAL-FIRED POWER PLANT AT OYU TOLGOI

In February 2008, SouthGobi announced that it had received an initial, independent NI 43-101-compliant resource estimate for its Tsagaan Tolgoi coal project in southern Mongolia. The project contains initial measured plus indicated coal resources of 36.4 million tonnes, with an additional inferred coal resource of approximately nine million tonnes.

The exploration work supporting the Tsagaan Tolgoi resource estimate has successfully achieved its limited objective of identifying coal resources of sufficient quality and quantity (approximately 25 million tonnes) to support power generation for the Oyu Tolgoi Project, 115 kilometres distant. Further exploration is planned in 2008.

BEST MONGOLIAN EXPLORATION COMPANY OF 2007

The Mongolian Government's Mineral Resources and Petroleum Authority announced in January 2008 that SouthGobi Sands LLC, a wholly-owned subsidiary of SouthGobi, was selected as Mongolia's "Best Exploration Company of 2007." SouthGobi Sands received an honorary diploma citing the company "for its contribution to the economy of Mongolia and the outstanding achievement in geology and (the) minerals industry".

SOUTHGOBI ENERGY RESOURCES CLOSES EQUITY FINANCINGS THAT HAVE RAISED C$117.9 MILLION IN 2008

SouthGobi has completed three private-equity financings in 2008 to raise a total of C$117.9 million. The proceeds from these offerings will be used to finance initial development of an open-pit coal mine at the Ovoot Tolgoi coal project and to finance additional drilling and engineering focused on developing a potential underground coal mine at Ovoot Tolgoi. Proceeds also will be used to explore and develop SouthGobi's other coal and mineral projects, to identify and investigate new projects and for general corporate and administrative purposes.

The first placement was for 10,000,000 common shares at C$8.00 per share with a German Institutional Investor. The second placement was for 3,500,000 common shares at C$9.00 per share with two institutional investors. The third placement was for 711,111 common shares at C$9.00 per share with CEF (Capital Markets).

Concurrent with the closing of the first and second placements, Ivanhoe Mines converted its 25.6 million preferred shares and convertible debt into common shares of SouthGobi. Ivanhoe Mines currently owns approximately 80.5% of SouthGobi's issued and outstanding share capital.

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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


MONGOLIA

OTHER COPPER-GOLD EXPLORATION PROJECTS

During 2007 a total of 8,500 metres of diamond-drilling was completed on three projects. This included 5,150 metres on the Kharmagtai project, 2,250 metres on Chandman Uul, and 1,100 metres on Oyut Ulaan. Additionally a 4,156 metre trenching program was completed on Chandman Uul.

An extensive program of IP using a dipole-dipole system was also conducted in 2007 on five of the exploration tenements. A total of 235 kilometres of IP was surveyed, which included 170 kilometres on the Kharmagtai project. Magnetic surveys were conducted on four tenements totalling 2,086 line kilometres.

A short program of re-sampling core from drill holes completed in 2002 on the Southwest Trench area of Kharmagtai was undertaken in Q4'07. Eleven samples of drill core over 1 metre lengths were collected from the previously split core and submitted to SGS Mongolia for bottle roll, cyanide leach testing on their gold content. It was found that gold recoveries ranged from 60% to 90% from both oxidized and fresh, un-weathered crushed and pulverized core. In 2002 an extensive area of low-grade gold in the 0.5 to 0.8 g/t range was delineated by trenching and shallow drilling. This zone will be evaluated further in 2008 for its open pit, heap leach potential and a NI 43-101-complaint resource estimate. Historical data from the previous seven years of drilling on Kharmagtai is now being compiled and validated for a NI 43-101-compliant resource estimate on previously defined deposits.

AUSTRALIA

CLONCURRY IOCG PROJECT EXPANDING EXPLORATION

Ivanhoe Mines in 2007 spent $22.1 million on the Cloncurry Project (compared to $2.2 million in 2006), having steadily increased exploration efforts at the Cloncurry Project during the year. Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.

Styles of mineralization on the Cloncurry Project include iron-oxide-copper-gold
(IOCG) at Mt. Elliott; IOCG mineralization with associated uranium at Amethyst Castle; and copper is hosted in shales and siltstones at Mt. Dore. Results, particularly at Mt. Dore and Mt. Elliott, are very encouraging. Recent drilling has indicated that mineralization at the Swan and Swell zones, and the previously mined Mt. Elliott and Corbould zones are all part of the same mineralized system now referred to as the Mt. Elliott system.

In late 2007 there was an increase in regional exploration on both the Ivanhoe Mines' tenements and those in joint venture with Exco Resources NL (Exco). Work in Q1'08 focussed on the Mt. Elliott and Mt. Dore deposits as well as increased

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


regional exploration. The Ivanhoe Mines tenement package comprises 15 EPM's totalling 2,102 km(2) and 20 ML's totalling 45 km(2). There are 3 ML's and 1 EPM under application, further EPM applications to be lodged shortly.

THE MT. DORE PROJECT

Mt. Dore is the most advanced project on the property and provides the earliest opportunity for copper production. Significant non NI 43-101-compliant mineral resources have been previously declared at the prospect and vertical infill drilling to re-establish a valid NI 43-101-compliant resource commenced in Q3'07. This drilling program initially was planned to comprise 19 holes, but in Q4'07 was extended to 27 holes totalling 9,750 metres. A total of 4,290 metres (11 holes) was completed by the end of 2007. Two drill rigs are currently drilling vertical infill holes, generally from 200 to 400 metres deep.

Secondary copper within this system is hosted within east-dipping shales and siltstones overlain by granites. The sediments are locally brecciated. Copper is mostly in the form of chalcocite and chrysocolla. The zone of mineralization (defined using a 0.25% copper cut-off) has a strike length of at least 600 metres and dips to the east at approximately 40(0). The central part of the mineralized zone is thicker, wider and defined for at least 400 metres down-dip. The mineralized zone at surface in the central part is generally from 25 to 50 metres thick, thickening to more than 100 metres at depth. Mineralization remains open along strike and at depth.

THE MT. ELLIOTT PROJECT

A total of 67 diamond drill-holes totalling 59,029 metres, were completed on the Mt. Elliott IOCG project in 2007. Drilling in Q1'07 focused on extending the mineralization at the Swan Zone. By Q2'07 there were six rigs at Mt. Elliott; work during this quarter included testing the Swell Zone with a view to establishing its relationships to the Swan and Elliott zones. There are currently four rigs on site.

The copper-gold  mineralization  at the Swan and Swell zones is primarily hosted
in   banded   and   brecciated    calc-silicates    and   is   associated   with
albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.

Extensive modelling of the Mt. Elliott drill data was carried out in Q4'07, constructing shells using 0.25%, 0.5%, 1% and 2% copper-equivalent cut-offs.
This work indicated that the Swell Zone is a relatively planar, northwest-striking zone that dips steeply to the northeast. It is sub-parallel to, and located immediately southwest of, the Mt. Elliott Zone. The Swan Zone, west of Swell and about 750 metres west of the Mt. Elliott Zone, is flat-lying at surface and dips steeply to the north. The deeper, steeply-dipping section of the Swan Zone is northwest of, and along the projected strike of, the Swell Zone. Recent drilling in the gap between the Swan and Swell Zones has extended the Swell zone to the northwest and the gap between them narrowed to 150 metres. It is expected that this gap will be closed in 2008. Swell remains open to the southeast, while the steep-dipping Swan zone remains open to the northwest. Both zones are open at depth. Drilling at the Swan Zone has indicated that the system extends to at least 1,200 metres below surface. The Mt. Elliott system has a strike of at least 1.3 kilometres and covers an area of more than one square kilometre.


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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


In October 2007, Ivanhoe Mines announced the discovery of a significant high-grade (above 2% copper-equivalent cut-offs) zone of copper and gold mineralization on the western margin of the Swan Zone. More recent drilling and modelling indicates the Swan high-grade-zone (SHGZ) is an L-shaped feature comprising an eastern upper vertical zone connected to a larger, flat-lying section of the high-grade zone. The flat-lying part of the SHGZ is over 300 metres long (from west to east), 40 metres high in the central part and up to 70 metres across (north to south). The top of the flat-lying section is located at about 550 metres below surface.

The tenor and thickness of the high-grade mineralization at Swan appears to be superior to that previously mined at the former Mt. Elliott Mine and there is potential for further large, high-grade mineralized zones in and around the Mt. Elliott system. Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the SHGZ to expand the size and to better understand the structural controls of the mineralization. A pattern of infill vertical drilling to achieve a mineral resource on this zone is underway as a priority undertaking and will be completed in 2008.

NORTHERN GOSSANS, CENTRAL LEASES AND NORTHERN LEASES

The area from Northern Gossans to Northern Leases comprises a 4 km long zone extending north-northwest from Mt. Elliott and may represent the strike extension of the latter system.

Work by Ivanhoe Mines in 2007 included one six-kilometre-long line of dipole-dipole IP close to the North Gossans area and detailed geological mapping and sampling over the 25 km(2) area. Assay results for the first 89 of the 467 rock-chip samples have been received with many of the samples from Central Leases (from ironstones, ironstone breccias, jasper veins and dolerite) being strongly anomalous in gold and copper. Drill targets have been defined and work is expected to commence in 2008.

AMETHYST CASTLE

Copper, gold and uranium are hosted in a widespread, large-scale classic breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and IOCG-style mineralization and has carried out magnetic, conductivity, IP and gravity surveys. Ivanhoe Mines work in 2006 included 14 reverse circulation drill holes and six diamond drill holes. In January 2007, a further three diamond drill holes (totalling 1,550 metres) tested intersections discovered in Holes 6 and 3 in 2006. The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation.


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                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


URANIUM PROSPECTS

Ivanhoe Mines' Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. The airborne survey completed in November 2006 defined additional targets that require follow-up field-work, however, only limited work was done in 2007. More detailed work, including reconnaissance mapping, is planned for 2008.

EXCO RESOURCES SHAREHOLDING AND JOINT VENTURE AGREEMENT

In May 2007, Ivanhoe Australia entered into a private placement investment in, and a joint-venture agreement with, Exco. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry copper, uranium and gold region in northwest Queensland and the White Dam gold project in South Australia. Ivanhoe Australia's involvement with Exco significantly expands Ivanhoe Mines' exploration presence in the highly prospective Cloncurry region in the Mt. Isa District.

Ivanhoe Australia held directly approximately 12.0% of the issued and outstanding share capital of Exco at December 31, 2007. Ivanhoe Australia also holds 21.1 million share purchase options in Exco, exercisable at A$0.35 per share before June 1, 2008. If exercised, Ivanhoe Australia's holding in Exco would increase to approximately 19.6%.


KAZAKHSTAN

PROGRESS ON LARGE-SCALE ROTARY-KILN TECHNOLOGY DEMONSTRATION PLANT AT BAKYRCHIK GOLD PROJECT

Ivanhoe Mines, which acquired a majority interest in the Bakyrchik Gold Project in Kazakhstan in 1996, has reached agreement with Kazakh partners, subject to government approval, to acquire additional gold assets in Kazakhstan and advance the mine to full-scale production. Ivanhoe Mines is continuing to assess financing alternatives for the Bakyrchik Project.

Construction of a rotary-kiln technology demonstration plant began in 2007 and is scheduled for completion early in Q3'08. The commercial-scale demonstration plant will be capable of processing 100,000 tonnes of ore per annum, using a 40-metre-long rotary-kiln to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters.

Construction of the plant currently involves seven major on-site contractors and 10 off-site equipment fabricators. Construction activities have commenced on all major areas and infrastructure. Most purchase orders for the major mechanical

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


equipment have been placed. It is expected that the demonstration plant will be completed at the end of Q2'08, with commissioning commencing in Q3'08. This is due largely to the competition for contracting resources in Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout Kazakhstan. The work plan was revised and submitted to the Ministry of Energy and Mineral Resources in December for approval; the plan requested an additional year to achieve the goal of a 900,000-tonne-per-annum industrial plant.

Discussions were initiated with a contractor that specializes in underground mining. It is expected that the discussions will continue to analyze the most cost-effective and efficient way to commence mining activities in 2008.

During 2007, Ivanhoe Mines' geologists completed a major audit of existing exploration data and compiled a new resource database for the project. Ivanhoe Mines is currently reviewing the results and will be proposing additional work in 2008 to move the project to pre-feasibility level.

CHINA

EXPLORATION RESUMED IN NORTHERN CHINA, FOCUSING ON HIGH-QUALITY PROJECTS FOR ACQUISITION

Reconnaissance field exploration re-commenced in March 2007, focused on the western Gobi region of China's Inner Mongolia Autonomous Region and surrounding provinces, and continued until the end of Q4'07. The program consisted of the field geological assessment of more than 50 licensed intrusive-related and breccia-hosted gold, silver and copper deposits and involved detailed data reviews, field traverses and systematic rock chip and channel sampling of all properties.

The aim of the program has been to identify high-quality, semi-advanced projects for acquisition through joint-venture formation with, or direct purchase from the existing license holders.

JINSHAN GOLD MINES (42.0% OWNED) - GOLD PRODUCTION COMMENCED IN 2007 AT CSH 217 MINE

In July 2007, Jinshan announced the pouring of the first 500-ounce gold dore bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of pre-commercial production at the mine.

Gold production totalled 29,900 gold ounces from the start-up on July 31, 2007, to the end of February 2008. During this period gold sales totalled $22.3 million, at an average unhedged price of $798 per ounce. The mine is operating at approximately 50% of its design capacity with leaching slowed during start-up and through the first winter of operation.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


In January 2008, Jinshan announced an initial NI 43-101-compliant independent resource estimate at its Dadiangou gold project in Gansu Province, China. An Inferred Resource of 26.3 million tonnes grading 0.92 grams per tonne (g/t) gold, totalling 778,000 ounces of contained gold, was calculated using a cut-off grade of 0.4 g/t gold. Within this global resource, a 1.9 million-tonne higher-grade core was delineated that grades 2.48 g/t gold and contains 152,000 ounces at the same 0.4 g/t cut-off.

In February 2008, Jinshan announced a new NI 43-101-compliant resource estimate at its CSH 217 gold mine in Inner Mongolia, China. Measured and Indicated Resources, at a 0.35 g/t cut-off grade, now total 171.3 million tonnes at 0.71 g/t gold for 3.92 million ounces of contained gold. In addition, Inferred Resources are now estimated at 1.33 million ounces of gold contained within 64.2 million tonnes grading 0.65 g/t gold at a 0.35 g/t cut-off.

Total gold resources at Jinshan's China projects are now 3.9 million ounces in the Measured and Indicated categories and 2.1 million ounces of gold in the Inferred category. Details of the resource estimates are contained in Jinshan's news releases dated January 31, 2008 and February 14, 2008.


     MEASURED AND INDICATED RESOURCES:

                         CUT-OFF    MILLION      GRADE           CONTAINED GOLD
         PROJECT       (G/T GOLD)   TONNES    (G/T GOLD)          (MILLION OZS)

       CSH 217             0.35      171.3       0.71                 3.92
                                                                 ==============
                                                          TOTAL       3.92
     INFERRED RESOURCES:
       CSH 217             0.35       64.2       0.65                 1.33
       Dadiangou           0.40       26.3       0.92                 0.78
                                                                 ==============
                                                          TOTAL       2.11

1. The contained gold represents estimated contained metal in the ground and has not been adjusted for mining or metallurgical recoveries.
2. Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

IVANHOE MINES PARTICIPATES IN JINSHAN NOTE OFFERING

On June 26, 2007, Jinshan announced the closing of a private placement of senior unsecured promissory notes, which consisted of 20,000 units for gross proceeds of $18.7 million (C$20 million). Ivanhoe Mines purchased $7.0 million (C$7.5 million) of the units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of C$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


exercisable into one common share for 24 months from the date of closing and has an exercise price of C$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan's common shares trade at or above a volume weighted average share price of C$4.25 for 20 consecutive trading days. Jinshan also can elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines' notes are subordinate to the other notes issued by Jinshan.

B.   INVESTMENT HELD FOR SALE

As part of the agreement that established the Rio Tinto strategic partnership announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar - including its indirect interest in the Monywa Copper Project - that were held through its Monywa subsidiary. On February 27, 2007, Ivanhoe Mines transferred ownership of the Monywa subsidiary to a company owned by an independent third-party trust (the Trust) in consideration for a promissory note. The sole purpose of the Trust is to sell the shares of the Monywa subsidiary to one or more arm's-length third parties. The promissory note will be repaid in full upon the completion of the sale of the shares of the Monywa subsidiary. The company owned by the Trust (Trust Holdco) that now holds the shares of the Monywa subsidiary for sale also must use the proceeds of any dividends or other distributions it receives from the Monywa Copper Project to partially repay the promissory note. Other than the promissory note, Ivanhoe Mines retains no interest in the Monywa subsidiary or any of its assets.

In March 2007, Trust Holdco engaged a third party (the Sale Service Provider) who is responsible for identifying potential third-party purchasers, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar assets on behalf of the Trust. During 2007, the Sale Service Provider was engaged in discussions with potential purchasers. These discussions are ongoing.

Ivanhoe Mines regularly reviews the carrying value of its assets. At December 31, 2007, Ivanhoe Mines reviewed the carrying value of the Myanmar assets and determined that it was prudent to record a $134.3 million write-down on the Investment Held for Sale thereby reducing the value to $nil. Although Ivanhoe Mines is hopeful that a sale may occur at some point in the future, it was determined that Ivanhoe Mines' non-involvement in the project's operations since it was transferred to the Trust, Ivanhoe Mines' lack of knowledge of the project's current activities -- and the fact that no sale had been achieved in almost a year since the asset was transferred to the Trust -- all indicated that the carrying value of the investment was impaired.

C.   DISCONTINUED OPERATIONS

In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial payments totalling $21.5 million ($15.0 million received in 2005 and $6.5 million received in January 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


In 2006, Ivanhoe Mines received the first contingent annual payment of $28.2 million.

On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment received in June 2007.

To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of Savage River.

At December 31, 2007, Ivanhoe Mines had accrued a $23.3 million receivable in relation to the third contingent annual payment due in March 2008. This amount is calculated based upon the actual tonnes of iron ore sold during the nine-month period ended December 31, 2007 and the escalating price formula.

D.   ADMINISTRATIVE AND OTHER

GENERAL AND ADMINISTRATIVE COSTS. Administrative costs in 2007 were consistent with 2006.

INTEREST INCOME. The $4.7 million increase in interest income is due to higher average cash balances in 2007, coupled with higher interest rates in 2007 compared to 2006.

FOREIGN EXCHANGE GAIN. The $11.9 million foreign exchange gain during the 2007 was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.

SHARE OF LOSS ON SIGNIFICANTLY INFLUENCED INVESTEE. The $9.2 million share of loss on significant influenced investee represents Ivanhoe Mines' share of Jinshan's net loss for 2007.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
SELECTED QUARTERLY DATA
--------------------------------------------------------------------------------

($ IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE INFORMATION)
                                                                         Quarter Ended                    Year Ended
                                                           ------------------------------------------------------------
                                                            Dec-31     Sep-30      Jun-30       Mar-31         Dec-31
                                                             2007       2007        2007         2007           2007
-----------------------------------------------------------------------------------------------------------------------
   Exploration expenses                                       ($96.6)     ($74.8)  ($79.1)     ($53.5)         ($304.0)
   General and administrative                                   (9.0)       (7.0)    (5.9)       (5.2)           (27.1)
   Share of income from investment held for sale                   -           -        -         0.4              0.4
   Foreign exchange gains (losses)                               2.3         2.1      6.7         0.8             11.9
   Net (loss) from continuing operations                      (265.5)      (90.0)   (78.7)      (55.4)          (489.6)
   Income from discontinued operations                          11.9         6.8      4.6         8.6             31.9
   Net (loss)                                                 (253.6)      (83.1)   (74.2)      (46.8)          (457.7)
   Net (loss) income per share
     Continuing operations                                    ($0.71)     ($0.24)  ($0.21)     ($0.15)          ($1.31)
     Discontinued operations                                   $0.04       $0.02    $0.01       $0.02            $0.09
     Total                                                    ($0.67)     ($0.22)  ($0.20)     ($0.13)          ($1.22)
=======================================================================================================================

                                                                         Quarter Ended                    Year Ended
                                                           ------------------------------------------------------------
                                                            Dec-31     Sep-30     Jun-30       Mar-31       Dec-31
                                                             2006       2006       2006         2006         2006
----------------------------------------------------------------------------------------------------------------------
   Exploration expenses                                       ($70.4)     ($67.3)  ($43.7)     ($31.6)         ($213.0)
   General and administrative                                   (8.9)       (6.9)    (6.0)       (6.4)           (28.2)
   Share of income (loss) from investment held for sale          7.4         9.0     (2.4)        4.5             18.5
   Foreign exchange gains (losses)                              (3.7)       (0.4)     4.7        (0.2)             0.4
   Net (loss) from continuing operations                       (73.5)      (68.0)   (45.7)      (31.1)          (218.3)
   Income from discontinued operations                           4.8         1.5      5.4         7.9             19.6
   Net (loss)                                                  (68.7)      (66.5)   (40.3)      (23.2)          (198.7)
   Net (loss) income per share
     Continuing operations                                    ($0.21)     ($0.20)  ($0.14)     ($0.10)          ($0.65)
     Discontinued operations                                   $0.01       $0.00    $0.02       $0.03            $0.06
     Total                                                    ($0.20)     ($0.20)  ($0.12)     ($0.07)          ($0.59)
=======================================================================================================================

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
FOURTH QUARTER
--------------------------------------------------------------------------------

EXPLORATION. In Q4'07, Ivanhoe Mines expensed $96.6 million in exploration and development activities, compared to $70.4 million in Q4'06. The majority of the $96.6 million was spent on Ivanhoe Mines' Mongolian properties ($85.7 million in 2007, compared to $65.6 million in 2006). Approximately $77.9 million was spent on the Oyu Tolgoi Project.

ADMINISTRATIVE COSTS. Administrative costs in Q4'07 were consistent with Q4'06.

NET INCOME FROM DISCONTINUED OPERATIONS. Income from the Savage River mine operations totalled $11.9 million in Q4'07, compared to $4.8 million in Q4'06. The increase was due to 912,000 tonnes sold in Q4'07 versus 424,000 tonnes sold in Q4'06, as well as an increase in the pellet premium being achieved in 2007.

FOREIGN EXCHANGE GAIN. The $2.3 million foreign exchange gain during Q4'07 was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

CASH FLOW

OPERATING ACTIVITIES. The $238.8 million of cash used in operating activities from continuing operations in 2007 primarily was the result of $291.4 million in cash exploration expenditures, offset by a $41.8 million change in non-operating working capital

INVESTING ACTIVITIES. In 2007, $167.4 million of cash was used in investing activities, consisting largely of a $93.6 million in property, plant and equipment acquisitions and construction mainly relating to Oyu Tolgoi and a $70.7 million reclassification of Asset-Backed Commercial Paper from Cash and Cash Equivalents to Other Long-term Investments.

FINANCING ACTIVITIES. Financing activities of $179.9 million in 2007 was largely due to the initial $150 million draw down of the Rio Tinto credit facility. Also included in financing activities was $17.2 million drawn down from credit facilities and $9.9 million received from the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, consolidated working capital was $65.7 million, including cash of $145.7 million, compared with working capital of $364.7 million and cash of $363.6 million at December 31, 2006.

The bulk of Ivanhoe Mines' expenditures can be deferred based on the status of Ivanhoe Mines' cash resources. Based on Ivanhoe Mines' financial position at

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


December 31, 2007, the additional $100 million drawdown from the convertible credit facility in January 2008 and the remaining $100 million in the convertible credit facility, Ivanhoe Mines believes that existing funds should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months. Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for the remainder of 2008 and thereafter. Ivanhoe Mines will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See "Outlook" for further details.

ASSET-BACKED COMMERCIAL PAPER

At December 31, 2007, the Company held non-bank sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company's investment policy. An R-1
(high) rating by DBRS is the highest rating for commercial paper. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.

On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

It is expected that the restructuring of the ABCP will occur in April 2008 if approval by investors is obtained to do so. This approval will be requested on a trust-by-trust basis, most likely during April 2008.

On December 23, 2007, the Committee provided certain details about the expected restructuring. Based on this information it is estimated that, of the $70.7 million of ABCP in which the Company has invested:

   o  $4.8 million is represented by traditional securitized assets;

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


   o $60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized; and

   o $5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.

The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating rate notes with maturities matching the maturities of the underlying assets.

The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP at December 31, 2007 which considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of 5 to 7 years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company has recorded a write-down of $24.5 million, representing 34.6% of the original face value.

Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company's investment in the ABCP, which would impact the Company's results from operations.

The Company has classified its ABCP as other long-term investments on the Consolidated Balance Sheet at December 31, 2007 and as an investing activity in the Consolidated Statement of Cash Flows.

FINANCIAL INSTRUMENTS

The  Company's  financial  instruments  consist  of cash and  cash  equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, note receivable from related party, accounts payable and accrued liabilities, amounts due under credit facilities and loans payable to related parties.

The fair value of Ivanhoe Mines' long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of Ivanhoe Mines' other long-term investments, consisting of the ABCP, was determined by considering the best available data regarding market conditions for such investments at December 31, 2007, which may not be reflective of future values.

The fair value of Ivanhoe Mines' loan payable to related parties was estimated by discounting future payments to their present value.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The fair value of Ivanhoe Mines' remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.

Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.


--------------------------------------------------------------------------------
SHARE CAPITAL
--------------------------------------------------------------------------------

At March 28, 2008, the Company had a total of:

   o  375.1 million common shares outstanding.

   o 14.6 million incentive stock options outstanding, with a weighted average exercise price of Cdn$10.06 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$3.25 to Cdn$16.79 per share.

   o 92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

   o 35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350 credit facility agreement, with an exercise price of US$10.00 per share. These warrants have a life of 5 years and may be exercised pro rata based on the amount of funds drawn down by Ivanhoe Mines, plus interest. Currently, 25.7 million of these warrants are exercisable.

--------------------------------------------------------------------------------
OUTLOOK
--------------------------------------------------------------------------------

The Company is continuing to focus its efforts and activities on negotiating an acceptable Investment Agreement with the Government of Mongolia. During 2007, a draft agreement was reached with a working group established by the Government. The agreement required approval by the Parliament of Mongolia. However, before the agreement could be approved by Parliament, a new Prime Minister was appointed to lead the Government. The Prime Minister reviewed the recommendations by a different working group and subsequently decided to withdraw the draft Oyu Tolgoi agreement from Parliament. The Prime Minister has advocated a new process to advance the conclusion of the Investment Agreement. This ongoing process is expected to continue in 2008.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The Company remains optimistic that an acceptable Investment Agreement can be reached. However, recent events in Mongolia, including the possibility of further changes to the Minerals Law governing strategic deposits, are viewed by the Company as troubling. As a result, the Company will need to determine the level of activities that it will perform at the Oyu Tolgoi project if proposed legislation is enacted and the Company is unable to reach an acceptable
Investment Agreement. This may result in the activation of a work suspension plan that will lead to the Oyu Tolgoi Project being put on care and maintenance, possibly for a period extending past the scheduled June 2008 scheduled Mongolian elections. If this were to occur, it is likely that the Company would be unable to resume activities at Oyu Tolgoi until sometime in 2009, pending discussions with the newly elected Government.

The Company is updating the 2005 IDP project plan to reflect changes to several key areas. The main changes from the 2005 IDP are expected to be:

   o Increasing mill throughput to a nominal 100,000 tpd from the original 85,000 tpd outlined in the 2005 IDP.
   o The construction of a 3-x-150 MW coal fired power station in Mongolia for the project. The 2005 IDP envisioned that power could be imported from China's Inner Mongolian power grid at an expected price of $0.0426 c/kWh. The current plan sees a power plant constructed at the site delivering power  at a  long  term  average  of  $0.0233  c/kWh.
   o  Optimisation   of  underground   production  to  prioritize   higher-grade
      material.
   o Updating of all major capital and operating estimates to reflect scope changes and escalation.
   o A review of all economic drivers, including metal prices, recoveries, selling assumptions etc.
   o  The impact of changes in Mongolian laws.
   o The conclusion of an Investment Agreement similar to the draft agreement that was negotiated with a government-appointed working group in 2007.

The draft 2008 IDP cannot be finalized until an Investment Agreement is concluded as the economics presented in the study are materially affected by changes to the draft Investment Agreement that had been negotiated in 2007. The draft 2008 IDP also assumes that full-scale construction will commence in summer 2008; this construction date may not be met due to the status of the Investment Agreement negotiations. In addition, work has been prepared assuming that Ivanhoe Mines will continue to retain equipment previously purchased and that Ivanhoe Mines will purchase other long-lead-time equipment as noted in the development plan. This assumption depends on a tentative commitment with Rio Tinto regarding the funding of equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an Investment Agreement.

In the event that an agreement is not reached with Rio Tinto, the Company will assess whether it is able to acquire and maintain existing equipment purchases without Rio Tinto's support. Should Ivanhoe Mines be unable to, or decide not to, acquire or continue to hold long-lead-time equipment that has been purchased or committed to, the draft 2008 IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi project economics.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The Company is actively involved in advancing several other projects. These activities are expected to continue in 2008, with a focus on SouthGobi and its plans to initiate the mining of coal, Ivanhoe Australia and its exploration activities on its Cloncurry tenements, and the Bakyrchik operation, which is completing construction of its rotary-kiln technology demonstration plant.

The Company, subject to the status of its Oyu Tolgoi project, may draw down on the remaining $100 million convertible credit facility with Rio Tinto during 2008.

--------------------------------------------------------------------------------
OFF-BALANCE-SHEET ARRANGEMENTS
--------------------------------------------------------------------------------

During the year ended December 31, 2007, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.


--------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
--------------------------------------------------------------------------------

($000'S OF U.S. DOLLARS)
                                             PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------------------------------
                                     Less than
                                     1 year         1 - 3 years      4 - 5 years     After 5 years        Total
---------------------------------------------------------------------------------------------------|--------------
Operating leases (1)                $   1,779        $     553          $   246       $     92     |    $   2,670
Purchase obligations (1)              100,854                -                -              -     |      100,854
Debt obligations (2)                   17,050          150,000                -              -     |      167,050
Other long-term obligations (3)         2,794                -            3,484         27,807     |       34,085
---------------------------------------------------------------------------------------------------|--------------
Total                               $ 122,477        $ 150,553          $ 3,730       $ 27,899     |    $ 304,659
===================================================================================================|==============

(1) These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2) Debt obligations consists of amounts due under credit facilities and long-term convertible credit facility, excluding interest.

(3)  Other long-term obligations consists of asset retirement obligations.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
CHANGES IN ACCOUNTING POLICIES
--------------------------------------------------------------------------------

On January 1, 2007,  the  Company  adopted  the  provisions  of the FASB  issued
Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on the Company's consolidated financial condition or results of operations.

--------------------------------------------------------------------------------
CRITICAL ACCOUNTING ESTIMATES
--------------------------------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2007. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

>>  Carrying Values of Property, Plant and Equipment;

>>  Depletion and Depreciation of Property, Plant and Equipment;

>>  Asset Retirement Obligations; and

>>  Income Taxes.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in property, plant and equipment.

DEPLETION AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise one of the largest components of Ivanhoe Mines' assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.

ASSET RETIREMENT OBLIGATIONS

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change -- resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Company's existing assets could differ materially from the $34.1 million undiscounted future value of Ivanhoe Mines' estimated asset retirement obligations at December 31, 2007.

INCOME TAXES

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Ivanhoe Mines' operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to the Ivanhoe Mines' financial position and results of operations.

The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement's carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

--------------------------------------------------------------------------------
RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

Recently issued United States accounting pronouncements have been outlined below.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). This Statement defines fair

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115" (SFAS 159). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 159 will not have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "BUSINESS COMBINATIONS" (SFAS 141(R)). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact that SFAS 141(R) may have on its financial position, results of operations, and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS" (SFAS
160), an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently assessing the impact that SFAS 160 may have on its financial position, results of operations, and cash flows.

--------------------------------------------------------------------------------
RISKS AND UNCERTAINTIES
--------------------------------------------------------------------------------

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company's principal risk management strategies, are as follows:


IVANHOE MINES MAY BE UNSUCCESSFUL IN COMPLETING AN INVESTMENT AGREEMENT WITH THE GOVERNMENT OF MONGOLIA FOR THE OYU TOLGOI PROJECT OR MAY ONLY BE ABLE TO COMPLETE THE CONTRACT ON TERMS THAT EFFECTIVELY IMPAIR THE ECONOMIC VIABILITY OF THE PROJECT.
The Investment Agreement with the Government of Mongolia is expected to address a broad range of matters relevant to the Oyu Tolgoi Project, and the nature and

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


scope of the Investment Agreement is of fundamental importance to the viability of the Oyu Tolgoi Project. The amendments to the Mining Law that were implemented in the Spring of 2006 establish a broad framework for an Investment Agreement, and a substantial portion of the terms are subject to the discretion and mutual agreement of the Government and the applicable mining license holder. The Mongolian Government can, within the discretionary mandate imposed by the Mining Law, propose to complete the Agreement only on terms that would severely impact the economic viability of the Oyu Tolgoi Project or effectively prevent the Company from coming to an agreement with the Government on the Investment Agreement. In June 2007, the Government of Mongolia completed the draft Investment Agreement, but this draft has not been presented to the Mongolian Parliament for approval and political developments since that date have meant that the scope of the Investment Agreement could be subject to further amendments. In addition, there is the potential for additional changes to the Mining Law that could result in further amendments to the scope of the Investment Agreement. Any such result could have a significant adverse effect on the development of the Oyu Tolgoi Project and Ivanhoe Mines itself.

IVANHOE MINES' ABILITY TO CARRY ON BUSINESS IN MONGOLIA IS SUBJECT TO POLITICAL RISK.
Ivanhoe Mines holds its interest in the Oyu Tolgoi Project, the Ovoot Tolgoi Project, through its interest in SouthGobi, and its Mongolian exploration properties through mining licences and exploration licences that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Ivanhoe Mines' ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond Ivanhoe Mines' control.

Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Ivanhoe Mines' assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of Ivanhoe Mines' original investment. Similarly, Ivanhoe Mines' operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

THERE CAN BE NO ASSURANCE THAT IVANHOE MINES WILL BE CAPABLE OF RAISING THE ADDITIONAL FUNDING THAT IT NEEDS TO CARRY OUT ITS DEVELOPMENT AND EXPLORATION OBJECTIVES.
The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon Ivanhoe Mines' ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines will be able to meet short-term cash requirements for the development of the Oyu Tolgoi Project as a result of the Rio Tinto Credit Agreement, but these funds will not be sufficient to meet all development needs. The share purchase entitlements and obligations of Rio

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Tinto pursuant to the Rio Tinto Transaction may, if consummated in their entirety, account for a substantial portion of the development cost of the Oyu Tolgoi Project, there is no assurance that Ivanhoe Mines will meet the conditions necessary to trigger Rio Tinto's purchase obligations or that Rio Tinto will exercise its entitlement to subscribe for more share capital pursuant to its warrants and other rights. In particular, Rio Tinto's obligation to complete the second tranche private placement is subject to the Company obtaining an Investment Agreement on terms acceptable to Rio Tinto. Until an Investment Agreement with the Government of Mongolia is actually finalized and approved, it is not possible to predict to what extent the Company will be successful in negotiating and obtaining terms and conditions in an Investment Agreement that is acceptable to Rio Tinto. Meanwhile, Rio Tinto's warrants are exercisable at the discretion of Rio Tinto, and Ivanhoe Mines has no control over the decision to exercise those warrants. If the second tranche private placement is not completed and/or the warrants are not exercised by Rio Tinto, there is no assurance that the Company will be successful in obtaining financing from other sources necessary for development of the Oyu Tolgoi Project, on favourable terms or at all. Even if Rio Tinto does subscribe for the maximum amount contemplated in the Rio Tinto Transaction, such amount would not necessarily be sufficient to cover all contingencies relating to the Oyu Tolgoi Project or to advance the development of other mineral properties. Depressed markets for precious and base metals may make it difficult or impossible for Ivanhoe Mines to obtain debt financing or equity financing. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.


LACK OF INFRASTRUCTURE IN PROXIMITY TO THE OYU TOLGOI PROJECT COULD ADVERSELY AFFECT MINING FEASIBILITY.
The Oyu Tolgoi Project is located in an extremely remote area which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. Lack of availability of the means and inputs
necessary  to  establish  such   infrastructure  may  adversely  affect  mining
feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured. The Ovoot Tolgoi Project is similarly located in a remote area.

MINING  PROJECTS ARE SENSITIVE TO THE VOLATILITY OF METAL PRICES.
The long-term viability of Ivanhoe Mines depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond Ivanhoe Mines' control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations,

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia's economies.

The aggregate effect of these factors on metals prices is impossible for Ivanhoe Mines to predict. Should prevailing metal prices fall and remain below variable production costs of Ivanhoe Mines' current and planned mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Ivanhoe Mines' mining, development and exploration activities. Ivanhoe Mines would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of Ivanhoe Mines' reserves and resources. These factors could have an adverse impact on Ivanhoe Mines' future cash flows, earnings, results of operations, stated reserves and financial condition.

The following table sets forth for the periods indicated (1) the London Metals Exchange's high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

   -----------------------------------------------------------------------------
                        COPPER                     GOLD
              ------------------------------------------------------------------
   YEAR       HIGH     LOW      AVERAGE   HIGH     LOW       AVERAGE
   -----------------------------------------------------------------------------
   2002       $0.77    $0.65    $0.71     $349     $278      $310
   2003       $1.05    $0.71    $0.81     $416     $320      $363
   2004       $1.49    $1.06    $1.30     $454     $375      $409
   2005       $2.11    $1.39    $1.67     $536     $411      $444
   2006       $3.99    $2.06    $3.05     $725     $524      $604
   2007       $3.77    $2.37    $3.23     $841     $604      $695
   -----------------------------------------------------------------------------


IVANHOE  MINES'  BUSINESS MAY BE SUBJECT TO LEGAL RISK.
The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. As a result, there may be ambiguities, inconsistencies and anomalies in the agreements, licenses and title documents upon which Ivanhoe Mines holds its interests in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Ivanhoe Mines' rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades Mongolians have looked to politicians and bureaucrats as the sources of the "law". This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Accordingly, while Ivanhoe

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


Mines believes that it has taken the legal steps necessary to obtain and hold its property and other interest in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

RECENT AND FUTURE AMENDMENTS TO MONGOLIAN LAWS COULD ADVERSELY AFFECT IVANHOE MINES' MINING RIGHTS IN THE OYU TOLGOI PROJECT OR MAKE IT MORE DIFFICULT OR EXPENSIVE TO DEVELOP THE PROJECT AND CARRY OUT MINING.
In 2006, Mongolia implemented revisions to the Minerals Law. These revisions continue to preserve the substance of the original Minerals Law, which was drafted with the assistance of Western legal experts and is widely regarded as progressive, internally consistent and effective legislation, but the revisions have also increased the potential for political interference and weakened the rights of mineral holders in Mongolia. A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on Ivanhoe Mines' Mongolian properties, including the Oyu Tolgoi Project in particular. In addition, representatives of the newly installed government in Mongolia have recently stated that they are contemplating further amendments to the Mining Law.

The Mongolian Government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. Ivanhoe Mines has no reason to believe that the Government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia's mining sector, including those of Ivanhoe Mines. Nevertheless, the Oyu Tolgoi Project has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to Ivanhoe Mines' interests or that impair Ivanhoe Mines' ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

IVANHOE MINES MAY EXPERIENCE DIFFICULTIES WITH ITS JOINT VENTURE PARTNERS.
A portion of the Oyu Tolgoi Project property is held through a joint venture with Entree, and Ivanhoe Mines currently holds and entitlement to 60% of the joint venture interest. Ivanhoe Mines is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Ivanhoe Mines' ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.

IVANHOE   MINES  MAY  BE  UNABLE  TO  ENFORCE   ITS  LEGAL   RIGHTS  IN  CERTAIN
CIRCUMSTANCES.
In the event of a dispute arising at or in respect of, Ivanhoe Mines' foreign operations, including the Oyu Tolgoi Project, Ivanhoe Mines may be subject to the exclusive jurisdiction of foreign courts or may not be successful in

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Ivanhoe Mines may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

THE MONWYA TRUST MAY NOT BE ABLE TO SELL THE INTEREST IN THE MYANMAR ASSETS ON A TIMELY BASIS OR FOR ITS FAIR VALUE
Pursuant to the transaction establishing the Monwya Trust, the Trust is obligated to sell its interest in the Myanmar Assets to a third party. Until such time as that sale occurs, Ivanhoe Mines will not receive the consideration that it is seeking for the project. There are numerous contingencies that could constrain the sale price or otherwise prevent the sale of the Myanmar assets, including operational problems on the Monywa Copper Project, disputes with the government-controlled joint venture partner and a severe decrease in the market price for copper. In addition, there are international sanctions directed at the Government of Myanmar by several constituencies, including the United States, European Union and Canada. While the sanctions in their current form do not affect Ivanhoe Mines' investments in Myanmar, they effectively reduce the number of potential purchasers for the Monywa Copper Project interest and have, in the past, hindered the orderly conduct of commercial operations. Accordingly, it may be difficult for the Monwya Trust to arrange a sale of the Myanmar Assets on reasonable commercial terms or at all.

IVANHOE MINES VALUATION OF ITS INVESTMENT IN ACBP MAY NOT REFLECT ACTUAL AMOUNTS RECOVERED IN THE FUTURE
Ivanhoe Mines has valued its investment in ABCP using information that is publicly available at this time. Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of Ivanhoe Mines' investment. There can be no assurance that Ivanhoe Mines' investment will be recoverable in whole, in part or at all.

CHANGES IN, OR MORE AGGRESSIVE ENFORCEMENT OF, LAWS AND REGULATIONS COULD ADVERSELY IMPACT IVANHOE MINES' BUSINESS.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Ivanhoe Mines' decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Ivanhoe Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Ivanhoe Mines' future cash flows, earnings, results of operations and financial condition.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


IVANHOE MINES IS SUBJECT TO SUBSTANTIAL ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS AND SUCH REGULATIONS ARE BECOMING MORE STRINGENT. NON-COMPLIANCE WITH SUCH REGULATIONS, EITHER THROUGH CURRENT OR FUTURE OPERATIONS OR A PRE-EXISTING CONDITION COULD MATERIALLY ADVERSELY AFFECT IVANHOE MINES.
All phases of Ivanhoe Mines' operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to develop an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ivanhoe Mines' operations. Environmental hazards may exist on the properties in which Ivanhoe Mines holds interests which are presently unknown to Ivanhoe Mines and which have been caused by previous or existing third party owners or operators of the properties.

Government approvals and permits are sometimes required in connection with Ivanhoe Mines' operations. To the extent such approvals are required and not obtained, Ivanhoe Mines may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Ivanhoe Mines and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

PREVIOUS MINING OPERATIONS MAY HAVE CAUSED ENVIRONMENTAL DAMAGE AT IVANHOE MINES MINING SITES, AND IF IVANHOE MINES CANNOT PROVE THAT SUCH DAMAGE WAS CAUSED BY SUCH PRIOR OPERATORS, ITS INDEMNITIES AND EXEMPTIONS FROM LIABILITY MAY NOT BE EFFECTIVE.
Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former projects, including at the Monywa Copper Project in Myanmar, the Bakyrchik gold project in Kazakhstan and the Cloncurry Project in Australia. There is a risk, however, that, if an environmental accident occurred at those

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines' activities or the activities of previous operators. In that event, the liability exemptions could be ineffective and possibly worthless.

THE ACTUAL COST OF DEVELOPING THE OYU TOLGOI PROJECT MAY DIFFER SIGNIFICANTLY FROM IVANHOE MINES' ESTIMATES AND INVOLVE UNEXPECTED PROBLEMS OR DELAYS.
The estimates regarding the development and operation of the Oyu Tolgoi Project are based on the 2005 IDP. This study establishes estimates of reserves and resources and operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices and future cost inputs, and variances in these inputs, as well as other inputs that form the basis of the 2005 IDP, may result in operating costs, construction and development costs, production and economic returns that differ significantly from those anticipated by the 2005 IDP and future development reports. In the case of operating costs, the 2005 IDP derives estimates of average cash operating costs based upon, among other things:

   o anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

   o  anticipated recovery rates of copper and gold from the ore;

   o  cash operating costs of comparable facilities and equipment; and

   o  anticipated climatic conditions.

There  are  also a number  of  uncertainties  inherent  in the  development  and
construction  of  any  new  mine  including  the  Oyu  Tolgoi   Project.   These
uncertainties include:

   o the timing and cost, which can be considerable, of the construction of mining and processing facilities;

   o  the   availability   and  cost  of  skilled  labour,   power,   water  and
      transportation;

   o  the   availability   and  cost  of   appropriate   smelting  and  refining
      arrangements;

   o the need to obtain necessary environmental and other government permits, and the timing of those permits; and

   o  the  availability  of  funds  to  finance   construction  and  development
      activities.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that Ivanhoe Mines' future development activities will result in profitable mining operations.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


IVANHOE MINES ABILITY TO OBTAIN DIVIDENDS OR OTHER DISTRIBUTIONS FROM ITS SUBSIDIARIES MAY BE SUBJECT TO RESTRICTIONS IMPOSED BY LAW, FOREIGN CURRENCY EXCHANGE REGULATIONS AND FINANCING ARRANGEMENTS.
Ivanhoe Mines conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries' ability to pay dividends or make other distributions to Ivanhoe Mines is also subject to their having sufficient funds to do so. If the subsidiaries are unable to pay dividends or make other distributions, Ivanhoe Mines growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary's liquidation, Ivanhoe Mines may lose all or a portion of its investment in that subsidiary.

THERE CAN BE NO ASSURANCE THAT THE INTEREST HELD BY IVANHOE MINES IN ITS EXPLORATION, DEVELOPMENT AND MINING PROPERTIES IS FREE FROM DEFECTS OR THAT MATERIAL CONTRACTUAL ARRANGEMENTS BETWEEN IVANHOE MINES AND ENTITIES OWNED OR CONTROLLED BY FOREIGN GOVERNMENTS WILL NOT BE UNILATERALLY ALTERED OR REVOKED. Ivanhoe Mines has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Ivanhoe Mines. There can also be no assurance that Ivanhoe Mines' rights will not be challenged or impugned by third parties. Ivanhoe Mines has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to Ivanhoe Mines or at all.

THE PROCEEDS FROM THE SALE OF THE SAVAGE RIVER PROJECT ARE DEPENDENT ON IRON ORE PRICES AND THE REMAINING SUPPLY OF ORE AT THE SAVAGE RIVER PROJECT.
The remaining portion of the proceeds payable to Ivanhoe Mines from the sale of the Savage River Project are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. Such prices are very volatile and in the past prices have suffered significant declines. Lower prices means lower corresponding payments to Ivanhoe Mines. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the 1,800,000 tonnes per year threshold for the term of deferred payments, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to Ivanhoe Mines will be lower.

COMPETITION FOR NEW MINING PROPERTIES BY LARGER, MORE ESTABLISHED COMPANIES MAY PREVENT IVANHOE MINES FROM ACQUIRING INTERESTS IN ADDITIONAL PROPERTIES OR MINING OPERATIONS.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Ivanhoe Mines may be

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Ivanhoe Mines will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

THERE IS NO ASSURANCE THAT IVANHOE MINES WILL BE CAPABLE OF CONSISTENTLY PRODUCING POSITIVE CASH FLOWS.
Ivanhoe Mines has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Ivanhoe Mines has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

A SUBSTANTIAL PORTION OF IVANHOE MINES' OPERATIONS INVOLVE EXPLORATION AND DEVELOPMENT AND THERE IS NO GUARANTEE THAT ANY SUCH ACTIVITY WILL RESULT IN COMMERCIAL PRODUCTION OF MINERAL DEPOSITS.
Development of Ivanhoe Mines' mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of Ivanhoe Mines' exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Ivanhoe Mines.

IVANHOE MINES CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH MINING. Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:

   o rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

   o  industrial accidents;

   o  labour disputes;

   o  political and social instability;

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


   o  technical difficulties due to unusual or unexpected geological formations;

   o  failures of pit walls; and

   o flooding and periodic interruptions due to inclement or hazardous weather condition.

These risks can result in, among other things:

   o  damage  to,  and   destruction   of,  mineral   properties  or  production
      facilities;

   o  personal injury;

   o  environmental damage;

   o  delays in mining;

   o  monetary losses; and

   o  legal liability.

It is not always possible to obtain insurance against all such risks and Ivanhoe Mines may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on Ivanhoe Mines' financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of Ivanhoe Mines. Ivanhoe Mines does not maintain insurance against political or environmental risks.

AS A RESULT OF THE RIGHTS TO ACQUIRE COMMON SHARES AND OTHER RIGHTS GRANTED TO RIO TINTO PURSUANT TO THE RIO TINTO TRANSACTION AND THE RIO TINTO CREDIT AGREEMENT, RIO TINTO HAS THE ABILITY TO SIGNIFICANTLY INFLUENCE THE BUSINESS AND AFFAIRS OF IVANHOE MINES.
Rio Tinto's original subscription for Common Shares, together with the additional rights granted to Rio Tinto to obtain additional Common Shares, pursuant to a second tranche private placement and the exercise of the warrants from the Rio Tinto Transaction and pursuant to conversion rights on amounts owing under the Rio Tinto Credit Agreement and the exercise of warrants granted in connection with the creation of the Rio Tinto Credit Agreement, will give Rio Tinto the voting power to significantly influence the policies, business and affairs of Ivanhoe Mines and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Ivanhoe Mines' assets. Subject to certain limited exceptions, Rio Tinto also has a right of first refusal with respect to any proposed disposition by Ivanhoe Mines of an interest in the Oyu Tolgoi Project. Rio Tinto's share position in Ivanhoe Mines and its right of first refusal with respect to the Oyu Tolgoi Project may have the effect of delaying, deterring or preventing a transaction involving a change of control of Ivanhoe Mines in favour of a third party that otherwise could result in a premium in the market price of the Common Shares in the future.

Rio Tinto will also be able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the OT Technical Committee, established to manage the Oyu Tolgoi Project. Provided Rio Tinto maintains a minimum level of shareholding in the Company, Rio Tinto's appointees to the OT Technical Committee will have a veto over certain

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


specified material decisions during the five year period following closing of the first tranche private placement and, thereafter, Rio Tinto appointees will represent a majority of the members of the OT Technical Committee and will thereby be entitled to control the ongoing decisions made by the OT Technical Committee. In addition, pursuant to the Credit Agreement, Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto's maximum permitted shareholding in Ivanhoe Mines increased to 46.65% from 40%.

IVANHOE MINES IS EXPOSED TO RISKS OF CHANGING POLITICAL STABILITY AND GOVERNMENT REGULATION IN THE COUNTRIES IN WHICH IT OPERATES.
Ivanhoe Mines holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of Ivanhoe Mines and may adversely affect its business. Ivanhoe Mines' operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Ivanhoe Mines' operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where Ivanhoe Mines is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which Ivanhoe Mines operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even Ivanhoe Mines' best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.

Ivanhoe Mines conducts certain of its operations through co-operative joint ventures with government controlled entities. While this connection benefits Ivanhoe Mines in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. Ivanhoe Mines seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect Ivanhoe Mines' interest in these countries.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


IVANHOE MINES' PROSPECTS DEPEND ON ITS ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.
Recruiting and retaining qualified personnel is critical to Ivanhoe Mines' success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Ivanhoe Mines believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as Ivanhoe Mines' business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although Ivanhoe Mines believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

CERTAIN DIRECTORS OF IVANHOE MINES ARE DIRECTORS OR OFFICERS OF, OR HAVE SIGNIFICANT SHAREHOLDINGS, IN OTHER MINERAL RESOURCE COMPANIES AND THERE IS THE POTENTIAL THAT SUCH DIRECTORS WILL ENCOUNTER CONFLICTS OF INTEREST WITH IVANHOE MINES.
Certain of the directors of the Company are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which Ivanhoe Mines may participate, the directors of Ivanhoe Mines may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the nominees of Rio Tinto, which is entitled to nominate directors to the board of directors of the Company in proportion to its holdings of the Company's issued and outstanding common shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with the Company, the directors of the Company appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all case where directors and officers have an interest in another resource company, such other companies may also compete with Ivanhoe Mines for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Company and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, Ivanhoe Mines will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Ivanhoe Mines will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Ivanhoe Mines, the degree of risk to which Ivanhoe Mines may be exposed and its financial position at that time.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
RELATED-PARTY TRANSACTIONS
--------------------------------------------------------------------------------

The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables below summarize the transactions with related parties and the types of expenditures incurred with related parties:

                                                  Years ended December 31,
                                              --------------------------------
                                                     2007                2006
                                              ------------       -------------

Global Mining Management Corporation (a)          $ 8,577             $ 7,015
Ivanhoe Capital Aviation LLC (b)                    3,840               3,840
Fognani & Faught, PLLC (c)                          1,583               1,394
Rio Tinto plc (d)                                   1,330                   -
Ivanhoe Capital Pte. Ltd. (e)                          10                  78
Ivanhoe Capital Services Ltd. (f)                     958                 743
------------------------------------------------------------------------------
                                                 $ 16,298            $ 13,070
==============================================================================

                                                  Years ended December 31,
                                             ---------------------------------
                                                     2007                2006
                                             -------------       -------------

Exploration                                       $ 1,330             $     -
Legal                                               1,583               1,394
Office and administrative                           2,756               2,306
Salaries and benefits                               6,789               5,530
Travel (including aircraft rental)                  3,840               3,840
------------------------------------------------------------------------------
                                                 $ 16,298            $ 13,070
==============================================================================

The above noted  transactions  were in the normal course of operations  and were
measured  at  the  exchange  amount,   which  is  the  amount  of  consideration
established and agreed to by the related parties.

Accounts receivable and accounts payable at December 31, 2007, included $0.2 million and $4.0 million, respectively (December 31, 2006 - $0.3 million and $1.4 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


(a) Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b) Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company's Chairman. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.

(c) An officer of a subsidiary of Ivanhoe Mines is a partner with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(d) Rio Tinto owns 9.9% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost recovery basis.

(e) Ivanhoe Capital Pte. Ltd. (ICPL) is a private company 100% owned by the Company's Chairman. ICPL provides administration, accounting, and other office services in Singapore and London on a cost-recovery basis.

(f) Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company's Chairman. ICS provides management services out of Singapore on a cost-recovery basis.

At the end of 2007 and 2006, Ivanhoe Mines' discontinued Savage River operations owed approximately $5.1 million to the Company's Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $70.0 million has been received from the sale with an additional $28.2 million expected to be received on March 31, 2008.

--------------------------------------------------------------------------------
DISCLOSURE CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company's fiscal year ended December 31, 2007, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) was carried out by the Company's management with the participation of the principal executive

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


officer and principal financial officer. Based upon that evaluation, the Company's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii)
accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
--------------------------------------------------------------------------------

Management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. The Company's principal executive officer and principal financial officer have assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2007 in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company's principal executive officer and principal financial officer have determined that the Company's internal control over financial reporting was effective as of December 31, 2007 and have certified Ivanhoe Mines' annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company's shareholders, to audit and provide independent opinions on the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Deloitte & Touche LLP has provided such opinions.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2007 there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

--------------------------------------------------------------------------------
QUALIFIED PERSONS
--------------------------------------------------------------------------------

Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines' material mineral resource properties were prepared by, or under the supervision of, the "qualified persons" (as that term is defined in NI 43-101) listed below:

PROJECT                   QUALIFIED PERSON         RELATIONSHIP TO IVANHOE MINES
--------------------------------------------------------------------------------
Oyu Tolgoi Project        Stephen Torr, P.Geo,     Employee of the Company
                          Ivanhoe Mines

Ovoot Tolgoi Project      Gene Wusaty, P.Eng,      Officer of SouthGobi
                          SouthGobi


--------------------------------------------------------------------------------
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
--------------------------------------------------------------------------------

The Audit Committee reviews, with management and the external auditors, the Company's MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

--------------------------------------------------------------------------------
CAUTIONARY STATEMENTS
--------------------------------------------------------------------------------

LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2007, and other continuous disclosure documents filed by the Company since January 1, 2008, at WWW.SEDAR.COM.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


statements are typically identified by words such as "anticipate," "could," "should," "expect," "seek," "may," "intend," "likely," "plan," "will", "estimate," "believe" and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines' discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2008 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project; the potential sale of the Monywa Copper Project by the Monwya Trust to a third party; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines' management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risks and Uncertainties" elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

                               IVANHOE MINES LTD.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                   (Stated in U.S. dollars except where noted)


--------------------------------------------------------------------------------
MANAGEMENT'S REPORT TO THE SHAREHOLDERS
--------------------------------------------------------------------------------

The Consolidated Financial Statements and the management's discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management's best estimates and judgment of all information available up to March 28, 2008.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.



/s/ John Macken                            /s/ Tony Giardini
-----------------------------              ------------------------------
John Macken                                Tony Giardini
President and CEO                          Chief Financial Officer



March 28, 2008

Vancouver, BC, Canada